Exhibit 99.1

Banco de Chile

El banco de Chile

BANCO DE CHILE

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Cash Flows
V.	Interim Consolidated Statements of Changes in Equity
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation issued by the Chilean Commission for the Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2023 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	December
	Notes	2023	2022
		MCh$	MCh$
ASSETS
Cash and due from banks	7	3,077,010	2,764,884
Transactions in the course of collection	7	539,074	772,196
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,445,549	2,960,029
Debt financial instruments	8	3,565,118	3,433,745
Others	8	454,970	257,325
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	3,524,783	3,967,392
Others	11	—	—
Derivative financial instruments for hedging purposes	12	59,519	27,077
Financial assets at amortized cost:
Rights from resale agreements and securities lending	13	51,349	54,061
Debt financial instruments	13	911,831	902,355
Loans and advances to Banks	13	2,181,001	2,174,115
Loans to customers - Commercial loans	13	19,230,252	19,871,510
Loans to customers - Residential mortgage loans	13	11,983,201	11,386,851
Loans to customers - Consumer loans	13	4,793,069	4,658,051
Investments in other companies	14	70,703	62,211
Intangible assets	15	127,546	106,620
Property and equipment	16	205,194	210,124
Right-of-use assets	17	89,531	94,921
Current tax assets	18	86,942	187,401
Deferred tax assets	18	523,366	539,509
Other assets	19	1,214,385	814,117
Non-current assets and disposal groups held for sale	20	18,942	10,868
TOTAL ASSETS		55,153,335	55,255,362

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2023 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	December
	Notes	2023	2022
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	484,839	681,792
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,614,576	3,101,482
Others	21	2,109	6,271
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	125,412	223,016
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	12,786,573	13,383,232
Saving accounts and time deposits	22	15,138,985	14,157,141
Obligations by repurchase agreements and securities lending	22	100,332	216,264
Borrowings from financial institutions	22	5,345,511	5,397,676
Debt financial instruments issued	22	9,517,768	9,267,947
Other financial obligations	22	253,361	344,030
Lease liabilities	17	84,214	89,369
Financial instruments of regulatory capital issued	23	1,036,187	1,010,905
Provisions for contingencies	24	163,680	176,026
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	432,850	520,158
Special provisions for credit risk	26	766,017	765,766
Currents tax liabilities	18	1,246	932
Deferred tax liabilities	18	—	—
Other liabilities	27	1,273,542	1,055,028
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		50,127,202	50,397,035

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	709,742
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	5,033	2,520
Elements that can be reclassified in profit and loss	28	14,502	(72,322)
Retained earnings from previous period	28	1,451,076	908,572
Income for the period	28	858,091	1,409,433
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(432,850)	(520,158)
Shareholders of the Bank	28	5,026,132	4,858,325
Non-controlling interests	28	1	2
TOTAL EQUITY		5,026,133	4,858,327
TOTAL LIABILITIES AND EQUITY		55,153,335	55,255,362

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	Notes	2023	2022	09.30.2023	09.30.2022
		MCh$	MCh$	MCh$	MCh$

Interest revenue	30	2,367,843	1,620,414	798,103	629,903
Interest expense	30	(1,255,198)	(683,201)	(421,986)	(316,751)
Net interest income		1,112,645	937,213	376,117	313,152

UF indexation revenue	31	535,453	1,683,547	54,190	599,991
UF indexation expenses	31	(318,961)	(911,247)	(23,333)	(330,063)
Net income from UF indexation		216,492	772,300	30,857	269,928

Income from commissions	32	528,206	501,230	179,119	174,285
Expenses from commissions	32	(122,741)	(106,051)	(46,634)	(36,390)
Net income from commissions		405,465	395,179	132,485	137,895

Financial income (expense) for:
Financial assets and liabilities held for trading	33	240,298	124,876	3,447	75,256
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(265)	(57,902)	(199)	(58,376)
Exchange, indexation and accounting hedging of foreign currency	33	110,773	111,449	124,578	29,244
Reclassification of financial assets for changes in the business model	33	—	—	—	—
Other financial result	33	—	—	—	—
Net Financial income (expense)	33	350,806	178,423	127,826	46,124

Income attributable to investments in other companies	34	9,357	8,427	3,561	2,740
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	2,209	(134)	80	(1,194)
Other operating income	36	36,498	18,729	10,981	9,541
TOTAL OPERATING INCOME		2,133,472	2,310,137	681,907	778,186

Expenses from salaries and employee benefits	37	(405,635)	(382,327)	(136,841)	(137,349)
Administrative expenses	38	(303,611)	(265,402)	(102,804)	(91,978)
Depreciation and amortization	39	(68,788)	(62,819)	(22,486)	(21,806)
Impairment of non-financial assets	40	(112)	(60)	(129)	(160)
Other operating expenses	36	(20,714)	(18,269)	(7,506)	(7,311)
TOTAL OPERATING EXPENSES		(798,860)	(728,877)	(269,766)	(258,604)

OPERATING RESULT BEFORE CREDIT LOSSES		1,334,612	1,581,260	412,141	519,582

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	Notes	2023	2022	09.30.2023	09.30.2022
		MCh$	MCh$	MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(280,981)	(194,324)	(77,479)	(74,504)
Special provisions for credit risk	41	31	(158,378)	956	(41,248)
Recovery of written-off credits	41	44,542	48,606	17,840	16,214
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	3,057	(7,653)	(1,788)	(6,680)
Credit loss expense	41	(233,351)	(311,749)	(60,471)	(106,218)

NET OPERATING INCOME		1,101,261	1,269,511	351,670	413,364

Income from continuing operations before tax
Income tax	18	(243,170)	(206,686)	(91,677)	(73,788)

Income from continuing operations after tax		858,091	1,062,825	259,993	339,576

Income from discontinued operations before tax
Income tax from discontinued operations	18	—	—	—	—

Income from discontinued operations after tax	42	—	—	—	—

NET INCOME FOR THE PERIOD	28	858,091	1,062,825	259,993	339,576

Attributable to:
Shareholders of the Bank	28	858,091	1,062,823	259,993	339,574
Non-controlling interests		—	2	—	2

Earnings per share:		$	$	$	$
Basic earnings	28	8.49	10.52	2.57	3.36
Diluted earnings	28	8.49	10.52	2.57	3.36

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	Notes	2023	2022	09.30.2023	09.30.2022
		MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	858,091	1,062,825	259,993	339,576

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(30)	(8)	85	—
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	3,472	199	2,875	—
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Others	28	—	—	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		3,442	191	2,960	—

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	(929)	(52)	(799)	—

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	2,513	139	2,161	—

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	(22,018)	5,118	(27,862)	13,348
Cash flow hedges	28	147,508	(119,933)	88,405	20,018
Participation in other comprehensive income of entities registered under the equity method	28	92	(48)	114	(48)

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		125,582	(114,863)	60,657	33,318

Income tax on other comprehensive income that can be reclassified in profit or loss	28	(38,758)	35,178	(20,917)	(2,193)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	86,824	(79,685)	39,740	31,125

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	89,337	(79,546)	41,901	31,125

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		947,428	983,279	301,894	370,701

Attributable to:
Shareholders of the Bank		947,428	983,277	301,894	370,699
Non-controlling interests		—	2	—	2

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		September	September
	Notes	2023	2022
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		1,101,261	1,269,511
Income tax	18	(243,170)	(206,686)
Profit for the period after taxes		858,091	1,062,825
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	39	68,788	62,819
Impairment of non-financial assets	40	112	60
Provisions for credit losses		281,488	209,994
Provisions for contingencies	26	(3,596)	5,361
Additional provisions	41	—	145,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		12,090	(2,844)
Change in deferred tax assets and liabilities	18	16,283	(84,316)
Net (income) loss from investments in companies with significant influence	14	(8,346)	(7,927)
Net (income) loss on sale of assets received in payments		(1,241)	(3,070)
Net (income) loss on sale of sale of fixed assets	35	(2,258)	(553)
Write-offs of assets received in payment	35	4,730	5,144
Other charges (credits) that do not represent cash flows		5,400	(1,599)
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		151,942	(401,535)

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		(5,559)	(1,579,147)
Net ( increase ) decrease in loans and accounts receivables from customers		(200,870)	(588,685)
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		(119,760)	7,543
Net ( increase ) decrease in other assets and liabilities		(88,058)	(264,017)
Increase ( decrease ) in deposits and other demand obligations		(593,174)	(3,953,440)
Increase ( decrease ) in repurchase agreements and securities loans		(120,127)	(73,805)
Increase ( decrease ) in deposits and other time deposits		1,061,967	4,037,361
Sale of assets received in lieu of payment		9,392	13,029
Increase ( decrease ) in obligations with foreign banks		(59,902)	492,410
Increase ( decrease ) in other financial obligations		(90,600)	(15,755)
Increase ( decrease ) in obligations with the Central Bank of Chile		—	(14)
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		469,361	(502,210)
Net (increase) decrease of financial instruments at amortized cost		6,311	6,257
Total net cash flows provided by (used in) operating activities		1,652,464	(1,431,114)

CASH FLOWS FROM INVESTING ACTIVITIES:
Leasedhold improvements	17	(1,325)	(1,815)
Fixed assets purchase	16	(20,209)	(11,811)
Fixed assets sale		3,090	553
Acquisition of intangibles	15	(42,303)	(31,295)
Acquisition of investments in companies	14	—	—
Dividend received of investments in companies		4,486	1,622
Total net cash flows from (used in) investing activities		(56,261)	(42,746)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(827)	(1,659)
Redemption and payment of interest on current bonds		(1,165,336)	(1,095,904)
Redemption and payment of interest on subordinated bonds		(30,651)	(34,090)
Current bonds issuance	22	936,753	350,068
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(866,929)	(539,827)
Principal and interest payments for obligations under lease contracts	17	(24,226)	(24,136)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		(1,151,217)	(1,345,549)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		444,986	(2,819,409)

Exchange variations effect		39,655	244,962

Opening balance of cash and cash equivalent	7	6,105,389	7,288,827

Final balance of cash and cash equivalent	7	6,590,030	4,714,380

	September	September
	2023	2022
Interest operating cash flow:	MCh$	MCh$

Interest and readjustments received	2,634,302	2,002,004
Interest and readjustments paid	(1,113,568)	(449,064)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

Reconciliation of liabilities arising from financing activities:

			Changes other than Cash
	12.31.2022	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	09.30.2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	2,377	(827)	—	—	57	1,607
Bonds	10,276,475	(259,234)	—	87,503	447,604	10,552,348
Dividends paid	—	(866,929)	—	—	—	(866,929)
Obligations for lease contracts	89,369	(24,226)	15,383	—	3,688	84,214
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	10,368,221	(1,151,217)	15,383	87,503	451,349	9,771,239

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period between January 1, and September 30

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the period	Total	Non-controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522
Dividends distributed and paid	28	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Earnings reserves from previous year		—	(730)	—	730	—	—	—
Application of provision for payment of common stock dividends		—	—	—	323,897	323,897	—	323,897
Provision for payment of common stock dividends		—	—	—	(375,197)	(375,197)	—	(375,197)
Subtotal: transactions with owners during the period		—	(730)	—	(590,397)	(591,127)	(1)	(591,128)
Income for the period 2022	28	—	—	—	1,062,823	1,062,823	2	1,062,825
Other comprehensive income for the period	28	—	—	(79,546)	—	(79,546)	—	(79,546)
Subtotal: Comprehensive income for the period		—	—	(79,546)	1,062,823	983,277	2	983,279
Balances as of September 30, 2022		2,420,538	709,742	(40,807)	1,596,198	4,685,671	2	4,685,673
Dividends distributed and paid		—	—	—	—	—	—	—
Provision for payment of common stock dividends		—	—	—	(144,961)	(144,961)	—	(144,961)
Subtotal: transactions with owners during the period		—	—	—	(144,961)	(144,961)	—	(144,961)
Income for the period 2022		—	—	—	346,610	346,610	—	346,610
Other comprehensive income for the period		—	—	(28,995)	—	(28,995)	—	(28,995)
Subtotal: Comprehensive income for the period		—	—	(28,995)	346,610	317,615	—	317,615
Balances as of December 31, 2022		2,420,538	709,742	(69,802)	1,797,847	4,858,325	2	4,858,327
Dividends distributed and paid	28	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Application of provision for payment of common stock dividends	28	—	—	—	520,158	520,158	—	520,158
Provision for payment of common stock dividends	28	—	—	—	(432,850)	(432,850)	—	(432,850)
Subtotal: transactions with owners during the period		—	—	—	(779,621)	(779,621)	(1)	(779,622)
Income for the period 2023	28	—	—	—	858,091	858,091	—	858,091
Other comprehensive income for the period	28	—	—	89,337	—	89,337	—	89,337
Subtotal: Comprehensive income for the period		—	—	89,337	858,091	947,428	—	947,428
Balances as of September 30, 2023		2,420,538	709,742	19,535	1,876,317	5,026,132	1	5,026,133

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2023 and 2022 and December 31, 2022

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Financial Statements of Banco de Chile as of September 30, 2023 and 2022 and December 31, 2022, have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

–	Controlled companies (Subsidiaries)

Interim Consolidated Financial Statements as of September 30, 2023 and 2022 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Directa		Indirect		Total
			Functional	September	December	September	December	September	December
Rut	Entity	Country	Currency	2023	2022	2023	2022	2023	2022
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

−	Investments in associates and joint venture

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method (Note No. 14).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are Artikos Chile S.A. and Servipag Ltda.

−	Minority investments in other companies

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of September 30, 2023 and 2022 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

-	Losses due to impairment of assets and liabilities (Notes No. 11, 13, 15, 16, 17 and No. 40)
-	Provision for credit risk (Notes No. 13, 26 and 41);
-	Expenses for amortization of intangible assets and depreciation of property and equipment and leased assets and lease liabilities (Notes No. 15, 16 and 17);
-	Income taxes and deferred taxes (Note No. 18);
-	Provisions (Note No. 24);
-	Contingencies and Commitments (Note No. 29);
-	Fair value of financial assets and liabilities (Notes No. 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the period ended September 30, 2022 there have been no significant changes in the estimates made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks (CASB), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “Solely Payments of Principal and Interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset should be valued at amortized cost if both of the following conditions are met:

-	It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and
-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and
-	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Financial assets at fair value through other comprehensive income

−	Debt financial instruments:

The assets recorded in this item are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank's consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

−	Equity financial instruments:

At the time of initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method.

They are subdivided according to the following:

-	Investment under resale agreements and securities loans (Note No. 13 (a)).
-	Debt financial instruments (Note No. 13 (b)).
-	Due from banks (Note No. 13 (c)).
-	Loans and accounts receivable from customers (Note No. 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost value plus accrued interest and UF indexation, less provision for impairment constituted when their recorded amount is greater than the estimated amount of recovery. Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

(i) Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (k) of this note.

(ii) Lease contracts

These are included under the item “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii) Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period. In those cases, where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(f)	Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. The Bank’s Board of Directors approves said models, as well as modifications to their design and application.

(i) Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

−	Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

They are also part of the Substandard Portfolio those debtors who have shown arrears of more than 30 days in the recent past. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of the CASB.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor's credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated an expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Scale of risk	Expected Loss Range	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	= (E−R)/E
Allowance	= E × (AP/100)

Where:

E	=	Exposure Amount
R	=	Recoverable Amount
AP	=	Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

(ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

-	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CASB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank's portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

To determine its provisions, the Bank segments its debtors into homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In the case of consumer loans, collaterals are not considered for the purpose of estimating the expected loss.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

−	Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

a. Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

Provision factor applicable according to delinquency and CMG
		Past due days at the end-month				Non-Complying
CMG section	Concept	0	1-29	30-59	60-89	Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

b.	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

•	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

•	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	colateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor's credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CASB may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral's value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CASB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.
-	No new refinances granted to pay its obligations.
-	At least one of the payments includes amortization of capital.
-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.
-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.
-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CASB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

•	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

•	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

-	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.
-	Efficient mechanisms for monitoring the debtor's situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CASB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

•	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CASB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

(v) Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of the CASB of the CMF:

-	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those classified in categories B3 and B4 of “Substandard loans”.
-	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(vi) Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

- Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

- Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event of recoveries of assets, the income will be recognized in the results for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets were recovered after the charge-off for a leasing operation, when such assets are incorporated into the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(g)	Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CASB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CASB.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

Phase 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount on the balance sheet.

Phase 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount on the balance sheet.

Phase 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank's objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

They are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” and “UF indexation expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30 and No. 31).

Subsequent valuation:

The changes in the valuations that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

−	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

−	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

−	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(j)	Compensation of financial assets and liabilities:

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank's trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is the Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also obeys the currency that influences the cost and income structure.

(l)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of September 30, 2023 and 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$889.82 US$1 (Ch$969.66 US$1 as of September 30, 2022)

As of September 30, 2023, the amount of Ch$110,773 million corresponding to a net financial profit from exchange, indexation and accounting hedging of foreign currency (Ch$111,449 million as of September 30, 2022) shown in the Consolidated Statements of Income, includes the result from exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to the exchange rate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note No. 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

-	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

-	For which separate financial information available.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, it is considered the following concepts:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

-	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(o)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank's own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

(p)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

-	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

-	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

-	at its inception, the hedge relationship has been formally documented;

-	it is expected that the hedge will be highly effective;

-	the effectiveness of the hedge can be measured in a reasonable manner; and

-	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedged instruments do not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspends or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(q)	Intangible Assets:

Intangible assets (Note No. 15) are initially recognized at their acquisition cost, and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(r)	Property and equipment:

Property and equipment (Note No. 16) includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the periods 2023 and 2022 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

(s)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes (Note No. 18).

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	a present obligation has arisen from a past event;

-	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

-	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor's solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

-	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

-	Other credit commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the client, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate provisions for contingent credits, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent credits indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of its contingent loans.

(u)	Provisions for minimum dividends:

According with the CASB of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note No. 25).

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note No. 24 (c)).

-	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

-	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (6.18% as of September 30, 2023 and 5.50% as of December 31, 2022).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank's owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended September 30, 2023 and 2022 there are no concepts to adjust.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes No. 30 and 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(y)	Commission income and expenses:

Revenue and expenses from fees (Note No. 32) are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for services of financial leasing operations: Commissions for services of financial leasing operations carried out by the Bank as lessor are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note No. 17).

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank's incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank (Note No. 26).

As of September 30, 2023, the balance of additional provisions amounts to Ch$700,252 million (Ch$700,252 million in December 2022), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Consolidated Statement of Financial Position.

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Main Accounting Criteria Used, continued:

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

To implement these amendments, some non-material modifications were made to Note No. 2 Main Accounting Criteria Used in the Consolidated Interim Financial Statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023.

The application of this amendment did not generate any impacts on the current Consolidated Interim Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 12 Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the differences in reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment had no impact for Bank of Chile and its affiliates.

Accounting standards issued by CMF

Circular No. 2,323. Modifies Chapter B-1 “Provisions for credit risk” of the CASB.

On October 21, 2022, the CMF published this circular that modifies Chapter B-6 “Provisions for country risk” and B-7 “Special provisions for credits abroad” of the Compendium of Accounting Standards for Banks, the objective of this modification is to include to operations denominated in Chilean pesos within the computation of provisions for country risk and special for loans abroad.

The Bank implemented this change without generating material impacts.

Circular No. 2,331. Information to be reported on credits with the guarantee of FOGAPE Chile Apoya.

On February 7, 2023, the CMF issued Circular No. 2.331, which provides details regarding the information that banks and cooperatives must submit to the CMF through new regulatory files. This is aimed at ensuring proper monitoring of the evolution of loans guaranteed by the Chile Apoya program, part of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE).

The Bank implemented this Circular, fulfilling the sending of the new regulatory files.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Circular No. 2,330. Chapter 21-14 of the RAN: Evaluation of the Adequacy of Banks’ Liquidity Position.

On January 16, 2023, the CMF published the regulations that aim to present the criteria and guidelines that will be taken into consideration for the evaluation of the liquidity adequacy of banks, together with the possibility of the CMF to determine additional liquid asset requirements as a result of the supervisory review process. The Bank implemented this Circular, complying with the submission in April 2023 of the first Liquidity Self-Assessment Report (LSR).

General Regulation (NCG by its Spanish initials) No. 484. Commissions in credit operations Law 18,010 and adjustments to current contracts.

On August 5, 2022, the CMF issued this NCG 484, which establishes the criteria and conditions that must be met by the collections made to the debtor in a credit operation to be considered commission and not interest. In addition, by virtue of the established definitions and in order to maintain regulatory coherence, other regulatory bodies were modified.

The instructions established in this General Regulation came into effect on August 1, 2023.

The implementation of this new standard did not generate material impacts for the Bank and its subsidiaries.

Other Regulations.

Law 21,420 modifies art. 2 No. 2 of DL 825 of 1974, on Sales and Services Tax (VAT).

On January 1, 2023, the legal modifications incorporated into the basic service taxable event defined in art. 2 No. 2 of DL No. 825 Law on Sales and Services Tax came into effect. Said legal modification implied a higher expense or cost, since some services contracted by the institution from January 1, 2023, went from not being subject to being taxed with VAT.

The implementation of this new standard did not have a material impact on the Bank and its subsidiaries.

Other instructions issued by the CMF – Letters to Management.

By letter to Management dated October 13, 2023, the CMF reported the treatment for promissory notes or certificates of liquidity deposits granted by the Central Bank of Chile (PDL by its Spanish initials) with the exclusive purpose of guaranteeing and supporting the payment of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials). In this regard, banks that acquire these promissory notes must incorporate such operations in the regulatory risk measurements, such as in the LCR and NSFR measurements reported in the “Liquidity Ratios” report C49. Regarding their accounting, the promissory notes must be recorded in the Financial Debt Instruments account of the Financial Assets item at amortized cost. For the file “Non-derivative Financial Instruments” (P40), it is established that they must be reported according to their own characteristics. As of the date of issuance of the Financial Statements, the Bank has not acquired this type of instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of September 30, 2023, as follows:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company’s exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

Management will assess the potential effects of this amendment.

IAS 21 Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

Management will assess the potential effects of this amendment.

Circulars issued in the process of implementing the Basel III standards.

During the year 2023, the CMF has issued the following standards related to the implementation of Basel III:

On March 31, 2023, through a press release, the CMF informed that its Council approved resolution No. 2,319 on the qualification of systemically important banks and the additional requirements for them, maintaining for the Bank an additional Basic Capital charge with respect to risk-weighted assets of 1.25%. The requirements of this standard have been gradually established, by December 2023 the requirement will be 50% of the charge.

On May 23, 2023, at its Financial Policy meeting, the Board of the Central Bank of Chile agreed to activate the Counter-Cyclical Capital Requirement at a level of 0.5% of risk-weighted assets, this attribution of the Central Bank is part of the Basel III capital standards for banks, in accordance with the provisions of article 66 ter of the General Banking Law. The purpose of the requirement is to accumulate a capital buffer so that it is available in the face of severe stress scenarios. Banks must establish the entire buffer within one year and, therefore, include it in the solvency reports of May 2024.

On June 22, 2023, the CMF issued Circular No. 2,336, which aims to move towards the complete implementation of the Basel III standards and avoid duplication of regulatory instructions, particularly in the measurement of market risks from the banking book.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Accounting Changes:

During the period ended September 30, 2023, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Interim Financial Statements.

5.	Relevant Events:

a)	On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

b)	On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal had ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank’s main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2023, the Superintendence of Pensiones established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank’s Bylaws.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

c)	On March 23, 2023, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
Hernán Büchi Buc
Andrés Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
	Ana Holuigue Barros	(Independent)
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Sinéad O’Connor
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, in its Ordinary Session No. BCH 2,986 of the same date, the Board of Directors of the Bank agreed to the following officer appointments and designations:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

d)	During the year 2023 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 6, 2023	11/2022	GI	4,000,000	CLF	09/01/2035	2.61%
March 16, 2023	14/2016	DG	9,750,000,000	CLP	05/01/2027	6.55%
March 23, 2023	14/2016	DG	11,250,000,000	CLP	05/01/2027	6.55%
April 11, 2023	11/2022	GG	650,000	CLF	05/01/2035	2.50%
April 28, 2023	11/2015	CG	500,000	CLF	08/01/2032	2.65%
May 18, 2023	11/2022	GB	460,000	CLF	09/01/2034	2.78%
June 2, 2023	11/2015	CH	300,000	CLF	12/01/2032	2.96%
June 6, 2023	11/2022	GB	215,000	CLF	09/01/2034	2.78%
June 8, 2023	11/2015	BU	290,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	BU	510,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	CE	740,000	CLF	12/01/2031	2.94%
June 12, 2023	11/2022	FW	4,000,000	CLF	05/01/2033	2.89%
June 15, 2023	11/2015	BU	650,000	CLF	08/01/2029	3.26%
June 16, 2023	11/2022	GB	200,000	CLF	09/01/2034	2.78%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
August 1, 2023	11/2015	CI	155,000	CLF	02/01/2033	3.04%
August 18, 2023	11/2015	CI	515,000	CLF	02/01/2033	3.35%
August 24, 2023	11/2015	CH	250,000	CLP	12/01/2032	3.34%
August 25, 2023	9/2015	BO	630,000	CLF	02/01/2028	3.61%
August 29, 2023	9/2015	BO	1,370,000	CLF	02/01/2028	3.61%
August 29, 2023	11/2015	CE	260,000	CLF	12/01/2031	3.27%

e)	During the year 2023 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate
June 1, 2023	700,000,000	MXN	06/03/2027	TIIE (28 days) + 0.85%
June 8, 2023	6,300,000,000	JPY	06/16/2025	0.75%

f)	On July 24, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in the Board meeting on the same date, the resignation presented by the Director, Mr. Andrés Lagos Vicuña, was acknowledged and accepted. Therefore, the Board of Directors agreed to appoint Ms. Catherine Tornel León as Director of Banchile Administradora General de Fondos S.A.

g)	On August 29, 2023, it was reported that Banco de Chile and Citigroup Inc. have agreed to extend the validity of the Cooperation Agreement, Global Connectivity Contract and the Amended and Restated Trademark License Agreement, the first two signed on October 22, 2015 and the last on November 29, 2019.

In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2024 and until January 1, 2026, the parties could agree before August 31, 2025 an extension for two years from on January 1, 2026. If this does not occur, the contracts will be automatically extended once for a period of one year starting on January 1, 2026 and until January 1, 2027. The same renewal procedure may be used in the future as often as the parties agree.

Together with the above and on this same date, Banco de Chile and Citigroup Inc. signed a modification to the Global Connectivity Agreement, a modification to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Service Agreement, agreeing that the validity period of the latter will be the same as that established in the Cooperation Contract referred to in the previous paragraph.

The Board of Directors, in session held on August 24, 2023, approved the extension, modifications and subscription of the contracts mentioned above, in the terms provided for in articles 146 et seq. of the Corporations Law.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

h)	On September 28, 2023, the Bank reported that in Ordinary Session No. 2,997, Mr. Andrónico Luksic Craig presented his resignation from the position of Regular Director and Vice President of Banco de Chile, effective as of December 29, 2023. The Board of Directors was aware of the aforementioned resignation of Mr. Luksic, accepted it with effect from the indicated date and expressed its recognition of his contribution and work for more than 20 years on the Board of Directors, contributing to the development of the Institution.

For their part, the alternate directors, Mr. Paul Fürst Gwinner and Mrs. Sandra Marta Guazzotti, expressed in the same Board session their intention to continue, as alternate directors, proceeding accordingly, in accordance with what is established in article 8 of the corporate bylaws, the Board of Directors will appoint a replacement director.

Taking into account the above, in the aforementioned session the Board of Directors agreed to appoint Mr. Patricio Jottar Nasrallah as Regular Director, replacing Mr. Andrónico Luksic Craig, with effect from December 29, 2023 and until the next ordinary shareholders’ meeting, which is responsible to decide on the final appointment.

Likewise, in the aforementioned session, the Board of Directors agreed to appoint the Regular Director, Mr. Francisco Pérez Mackenna, as Vice-president of the Board of Directors, effective from December 29th.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2023 and 2022 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and September 30, 2023 and 2022 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest revenue (expense) and UF indexation	1,005,814	1,088,446	565,041	637,593	(232,937)	(8,758)	(9,053)	(7,846)	1,328,865	1,709,435	272	78	1,329,137	1,709,513
Net commissions revenue (expense)	248,192	223,430	56,002	55,320	(1,773)	(1,702)	127,541	129,265	429,962	406,313	(24,497)	(11,134)	405,465	395,179
Profit (loss) of financial operations	330	333	17,094	16,988	195,363	29,750	27,471	19,981	240,258	67,052	(225)	(78)	240,033	66,974
Foreign currency changes, indexation and accounting hedge	9,051	11,716	25,175	25,275	56,382	54,393	20,165	20,065	110,773	111,449	—	—	110,773	111,449
Other income	30,149	13,234	10,796	7,437	—	—	2,712	2,501	43,657	23,172	(4,950)	(4,577)	38,707	18,595
Income attributable to investments in other companies	5,665	5,543	2,364	2,127	260	201	1,068	556	9,357	8,427	—	—	9,357	8,427
Total operating revenue	1,299,201	1,342,702	676,472	744,740	17,295	73,884	169,904	164,522	2,162,872	2,325,848	(29,400)	(15,711)	2,133,472	2,310,137
Expenses from salaries and employee benefits	(259,910)	(247,887)	(80,001)	(72,991)	(2,008)	(1,817)	(63,731)	(59,646)	(405,650)	(382,341)	15	14	(405,635)	(382,327)
Administrative expenses	(246,061)	(203,996)	(56,510)	(49,629)	(1,490)	(1,347)	(28,199)	(25,295)	(332,260)	(280,267)	28,649	14,865	(303,611)	(265,402)
Depreciation and amortization	(57,261)	(51,366)	(6,346)	(6,486)	(308)	(321)	(4,873)	(4,646)	(68,788)	(62,819)	—	—	(68,788)	(62,819)
Impairment of non-financial assets	(21)	(9)	(5)	(122)	—	—	(86)	71	(112)	(60)	—	—	(112)	(60)
Other operating expenses	(14,347)	(10,455)	(5,909)	(7,612)	(1)	—	(1,193)	(1,034)	(21,450)	(19,101)	736	832	(20,714)	(18,269)
Total operating expenses	(577,600)	(513,713)	(148,771)	(136,840)	(3,807)	(3,485)	(98,082)	(90,550)	(828,260)	(744,588)	29,400	15,711	(798,860)	(728,877)
Expenses for credit losses (*)	(251,824)	(217,303)	15,416	(86,793)	3,057	(7,653)	—	—	(233,351)	(311,749)	—	—	(233,351)	(311,749)
Income from operations	469,777	611,686	543,117	521,107	16,545	62,746	71,822	73,972	1,101,261	1,269,511	—	—	1,101,261	1,269,511
Income taxes													(243,170)	(206,686)
Income after income taxes													858,091	1,062,825

(*)	As of September 30, 2022, the retail and wholesale segments include additional provisions assigned based on their risk-weighted assets for Ch$73,907 million and Ch$71,093 million, respectively.

The following table presents assets and liabilities of the periods ended September 30, 2023 and December 31, 2022 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	22,530,258	22,025,372	12,786,156	13,576,675	18,462,517	18,602,123	918,392	561,621	54,697,323	54,765,791	(154,296)	(237,339)	54,543,027	54,528,452
Current and deferred taxes													610,308	726,910
Total assets													55,153,335	55,255,362

Liabilities	18,698,639	17,572,012	9,509,569	10,151,503	21,357,244	22,182,398	714,800	727,529	50,280,252	50,633,442	(154,296)	(237,339)	50,125,956	50,396,103
Current and deferred taxes													1,246	932
Total liabilities													50,127,202	50,397,035

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	September	December
	2023	2022
	MCh$	MCh$
Cash and due from banks:
Cash	962,664	947,669
Deposit in Chilean Central Bank (*)	728,647	384,230
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	15,542	116,541
Deposits in abroad banks	1,370,157	1,316,444
Subtotal – Cash and due from banks	3,077,010	2,764,884

Net transactions in the course of settlement (**)	54,235	90,404
Others cash equivalents (***)	3,458,785	3,250,101
Total cash and cash equivalents	6,590,030	6,105,389

The detail of the balances included under net ongoing clearance operations is as follows:

	September	December
	2023	2022
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	106,241	94,675
Funds receivable	432,833	677,521
Subtotal - assets	539,074	772,196

Liabilities
Funds payable	(484,839)	(681,792)
Subtotal - liabilities	(484,839)	(681,792)
Net transactions in the course of settlement	54,235	90,404

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,445,549	2,960,029
Debt Financial Instruments	3,565,118	3,433,745
Other financial instruments	454,970	257,325
Total	6,465,637	6,651,099

(a)	The Bank as of September 30, 2023 and December 31, 2022, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,221,967	3,709,915	2,570,002	2,877,266	3,137,210	3,331,247	406,431	523,024	20,075	45,610	—	—	9,355,685	10,487,062	330,252	565,373
Interest rate swap	—	—	741,148	1,469,421	1,448,749	1,372,813	6,536,870	5,305,882	7,225,920	5,531,197	4,069,686	3,897,824	4,576,712	4,824,660	24,599,085	22,401,797	1,230,499	1,324,541
Interest rate and cross currency swap	—	—	162,010	400,358	217,738	443,952	978,930	1,245,809	2,802,279	2,695,878	1,119,745	1,154,754	2,392,299	2,331,640	7,673,001	8,272,391	878,984	1,065,036
Call currency options	—	—	5,743	15,504	22,325	44,966	71,977	32,090	12,982	—	—	—	—	—	113,027	92,560	5,025	2,321
Put currency options	—	—	4,151	8,806	27,587	16,598	66,142	22,449	8,453	—	—	—	—	—	106,333	47,853	789	2,758
Total	—	—	4,135,019	5,604,004	4,286,401	4,755,595	10,791,129	9,937,477	10,456,065	8,750,099	5,209,506	5,098,188	6,969,011	7,156,300	41,847,131	41,301,663	2,445,549	2,960,029

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of the Debt Financial Instruments is the following:

	September	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	3,210,451	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic	190,580	44,524
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	164,087	374,453
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	3,565,118	3,433,745

Under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions, by amount of Ch$34,787 million as of September 30, 2023 (no balance at December 2022). The repurchase agreements have an average maturity of 2 days at the end of September 2023 (no balance at December 2022).

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$56,735 million as of September 30, 2023 (Ch$208,330 million in December 2022). The repurchase agreements have an average maturity of 7 days at the end of the 2023 period (7 days in December 2022).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$1,953 million as of September 30, 2023 (Ch$2,790 million in December 2022), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c)	The detail of other financial instruments is as follows:

	September	December
	2023	2022
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	452,325	250,337
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	1,121	2,357
Foreign equity instruments	10	3,261

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,514	1,370
Total	454,970	257,325

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of September 30, 2023 and December 31, 2022, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of September 30, 2023 and December 31, 2022, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Debt Financial Instruments	3,524,783	3,967,392
Other financial instruments	—	—
Total	3,524,783	3,967,392

(a)	As of September 30, 2023 and December 31, 2022, the detail of debt financial instruments is as follows:

	September	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	462,883	—
Bonds and Promissory notes from the General Treasury of the Republic	1,318,677	2,254,578
Other fiscal debt financial instruments	2,087	4,279

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,481,882	1,494,914
Bonds and trade effects from domestic companies	60,648	45,994
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	43,448	42,017
Debt financial instruments from other foreing banks	155,158	125,610
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,524,783	3,967,392

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$5,017 million in September 2023 (Ch$7,369 million in December 2022). The repurchase agreements have an average maturity of 4 days in September 2023 (4 days in December 2022). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,208,454 million as of September 30, 2023 (Ch$693,206 million in December 2022).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$30,468 million as of September 30, 2023 (Ch$39,508 million as of December 31, 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$1,064,925 million as of September 30, 2023 (Ch$219,425 million as of December 31, 2022).

As of September 30, 2023 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$5,780 million (Ch$9,496 million as of December 31, 2022).

(b)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	3,967,392	9,496	—	—	—	—	3,967,392	9,496

Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change in balance	(390,467)	(3,716)	(30,124)	(1,921)	—	—	(420,591)	(5,637)
Change in fair value	(22,174)	—	156		—	—	(22,018)	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	1,921	—	—	—	1,921
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of September 30, 2023	3,524,783	5,780	—	—	—	—	3,524,783	5,780

(c)	Realized and unrealized gains and losses:

As of September 30, 2023, the portfolio of debt financial instruments includes an accumulated unrealized loss of Ch$21,750 million (unrealized gain of Ch$268 million in December 2022), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of September 30, 2023 and 2022 are reported under “Net Financial income (expense)” (See Note No. 33). The changes in realized gains and losses at the end of both periods are the following:

	September	September
	2023	2022
	MCh$	MCh$

Unrealized (losses) gains	(22,326)	(52,783)
Realized losses (gains) reclassified to income	308	57,901
Subtotal	(22,018)	5,118
Income tax on other comprehensive income	1,069	2,796
Net effect in equity	(20,949)	7,914

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of September 30, 2023 and December 31, 2022, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	104,661	—	—	167,199	175,179	135,025	157,996	122,127	334,120	111,547	771,956	535,898	59,519	27,077
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	104,661	—	—	167,199	175,179	135,025	157,996	122,127	334,120	111,547	771,956	535,898	59,519	27,077
Total	—	—	—	—	104,661	—	—	167,199	175,179	135,025	157,996	122,127	334,120	111,547	771,956	535,898	59,519	27,077

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(a.2)	As of September 30, 2023 and December 31, 2022, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	65,553	—	—	63,587	127,023	123,214	133,158	129,166	968,359	1,151,878	1,294,093	1,467,845	125,412	223,016
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	65,553	—	—	63,587	127,023	123,214	133,158	129,166	968,359	1,151,878	1,294,093	1,467,845	125,412	223,016
Total	—	—	—	—	65,553	—	—	63,587	127,023	123,214	133,158	129,166	968,359	1,151,878	1,294,093	1,467,845	125,412	223,016

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

As of Septermber 30, 2023 and December 31, 2022, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(7,891)	(378)	(125,084)	(4,423)	(27,776)	(226,822)	(389,787)	(339,527)	(387,159)	(338,871)	(1,419,855)	(1,421,772)	(2,357,552)	(2,331,793)
Obligation USD	—	—	—	—	(62,478)	—	—	(59,876)	—	—	—	—	—	—	(62,478)	(59,876)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	7,891	378	187,562	4,423	27,776	286,698	389,787	339,527	387,159	338,871	1,419,855	1,421,772	2,420,030	2,391,669
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	5,306	1,437	181,777	1,742	24,035	268,092	374,536	327,478	345,142	309,408	1,419,149	1,389,012	2,349,945	2,297,169

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(5,306)	(1,437)	(181,777)	(1,742)	(24,035)	(268,092)	(374,536)	(327,478)	(345,142)	(309,408)	(1,419,149)	(1,389,012)	(2,349,945)	(2,297,169)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the period 2023 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$147,508 million (charge to equity of Ch$119,933 million in September 2022). The net effect of taxes credit to equity amounts to Ch$107,681 million (charge to equity of Ch$87,551 million during the period September 2022).

The accumulated balance for this concept as of September 30, 2023 corresponds to a credit in equity amounted to Ch$43,726 million (charge to equity of Ch$103,782 million as of December 2022).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$6,550 million during the period 2023 (charge to results for Ch$17,292 million during the period September 2022).

(c.6)	As of September 30, 2023 and 2022, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of September 30, 2023 and 2022, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Rights from resale agreements and securities lending	51,349	54,061
Debt financial instruments	911,831	902,355
Loans and advances to Banks	2,181,001	2,174,115
Loans to customers:
Commercial loans	19,609,336	20,285,710
Residential mortgage loans	12,014,056	11,416,154
Consumer loans	5,134,368	4,992,940
Provisions established for credit risk:
Commercial loans provisions	(379,084)	(414,200)
Mortgage loans provisions	(30,855)	(29,303)
Consumer loans provisions	(341,299)	(334,889)
Total	39,150,703	39,046,943

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights from resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of September 30, 2023 and December 31, 2022, the detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transaction with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transaction with other domestic entities
Resale agreements	51,349	54,061
Rights from securities lending	—	—

Transaction with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	51,349	54,061

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2023, the fair value of the instruments received amounts to Ch$49,500 million (Ch$53,173 million in December 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	September	December
	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	911,831	902,355
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	911,831	902,355

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$811,117 million as of September 30, 2023 (Ch$560,434 million as of December 31, 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of September 30, 2023	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	150,039	—	—	150,039	(54)	—	—	(54)	149,985
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	205,632	—	—	205,632	(450)	—	—	(450)	205,182
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	125,214	—	—	125,214	(255)	—	—	(255)	124,959
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	1	—	—	1	—	—	—	—	1
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	480,886	—	—	480,886	(759)	—	—	(759)	480,127
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,700,874	—	—	1,700,874	—	—	—	—	1,700,874
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,700,874	—	—	1,700,874	—	—	—	—	1,700,874
Total	2,181,760	—	—	2,181,760	(759)	—	—	(759)	2,181,001

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2022	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	186,660	—	—	186,660	(408)	—	—	(408)	186,252
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	186,553	—	—	186,553	(269)	—	—	(269)	186,284
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	479	—	—	479	—	—	—	—	479
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	373,692	—	—	373,692	(677)	—	—	(677)	373,015
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,801,100	—	—	1,801,100	—	—	—	—	1,801,100
Total	2,174,792	—	—	2,174,792	(677)	—	—	(677)	2,174,115

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
Loans to Customers	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties Fogape		Net Financial
As of September 30, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,421,834	3,901,515	155,948	211,049	311,476	15,001,822	(90,906)	(26,514)	(4,047)	(59,653)	(81,302)	(262,422)	(12,531)	(274,953)	14,726,869
Chilean exports foreign trade loans	1,244,592	4,041	5,032	8,005	361	1,262,031	(23,522)	(114)	(29)	(3,448)	(158)	(27,271)	—	(27,271)	1,234,760
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,219	—	—	—	—	2,219	(100)	—	—	—	—	(100)	—	(100)	2,119
Chilean imports foreign trade loans	579,401	44,356	6,967	1,929	2,254	634,907	(19,706)	(1,183)	(911)	(1,620)	(1,123)	(24,543)	—	(24,543)	610,364
Foreign trade credits to third countries	215	—	—	—	—	215	(9)	—	—	—	—	(9)	—	(9)	206
Current account debtors	84,253	91,021	5,558	3,493	1,430	185,755	(2,588)	(2,161)	(935)	(1,067)	(702)	(7,453)	—	(7,453)	178,302
Credit card debtors	20,849	68,297	1,002	978	7,531	98,657	(852)	(2,102)	(149)	(562)	(4,124)	(7,789)	—	(7,789)	90,868
Factoring transactions	504,213	35,539	3,935	411	176	544,274	(9,216)	(838)	(333)	(335)	(63)	(10,785)	—	(10,785)	533,489
Commercial lease transactions (1)	1,437,620	279,440	26,442	35,970	12,060	1,791,532	(3,023)	(2,272)	(45)	(4,859)	(2,562)	(12,761)	(541)	(13,302)	1,778,230
Student loans	25	53,747	—	—	3,670	57,442	(1)	(2,373)	—	—	(2,556)	(4,930)	—	(4,930)	52,512
Other loans and accounts receivable	7,481	11,958	716	8,888	1,439	30,482	(230)	(17)	(222)	(6,919)	(561)	(7,949)	—	(7,949)	22,533
Subtotal	14,302,702	4,489,914	205,600	270,723	340,397	19,609,336	(150,153)	(37,574)	(6,671)	(78,463)	(93,151)	(366,012)	(13,072)	(379,084)	19,230,252
Residential mortgage loans
Letters of credit	—	2,655	—	—	143	2,798	—	(3)	—	—	(7)	(10)	—	(10)	2,788
Endorsable mortgage loans	—	11,588	—	—	360	11,948	—	(11)	—	—	(29)	(40)	—	(40)	11,908
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,601,186	—	—	231,445	11,832,631	—	(14,179)	—	—	(15,674)	(29,853)	—	(29,853)	11,802,778
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	159,252	—	—	7,427	166,679	—	(236)	—	—	(716)	(952)	—	(952)	165,727
Subtotal	—	11,774,681	—	—	239,375	12,014,056	—	(14,429)	—	—	(16,426)	(30,855)	—	(30,855)	11,983,201
Consumer loans
Consumer loans in installments	—	2,928,541	—	—	219,767	3,148,308	—	(139,781)	—	—	(121,563)	(261,344)	—	(261,344)	2,886,964
Current account debtors	—	266,811	—	—	2,449	269,260	—	(11,083)	—	—	(1,195)	(12,278)	—	(12,278)	256,982
Credit card debtors	—	1,681,292	—	—	33,870	1,715,162	—	(46,213)	—	—	(20,313)	(66,526)	—	(66,526)	1,648,636
Consumer lease transactions (1)	—	423	—	—	—	423	—	(4)	—	—	—	(4)	—	(4)	419
Other loans and accounts receivable	—	16	—	—	1,199	1,215	—	(4)	—	—	(1,143)	(1,147)	—	(1,147)	68
Subtotal	—	4,877,083	—	—	257,285	5,134,368	—	(197,085)	—	—	(144,214)	(341,299)	—	(341,299)	4,793,069
Total	14,302,702	21,141,678	205,600	270,723	837,057	36,757,760	(150,153)	(249,088)	(6,671)	(78,463)	(253,791)	(738,166)	(13,072)	(751,238)	36,006,522

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of September 30, 2023 Ch$902,781 million correspond to finance leases on immovable property and Ch$889,174 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
Loans to Customers	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Non-Complying Portfolio Evaluation			Deductible Warranties Fogape		Net Financial
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,267,836	3,946,954	227,161	162,190	267,428	15,871,569	(97,717)	(29,691)	(18,459)	(59,989)	(82,000)	(287,856)	(31,986)	(319,842)	15,551,727
Chilean exports foreign trade loans	941,478	3,857	4,565	5,980	533	956,413	(19,033)	(114)	(256)	(2,779)	(255)	(22,437)	—	(22,437)	933,976
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,715	—	—	—	—	2,715	(121)	—	—	—	—	(121)	—	(121)	2,594
Chilean imports foreign trade loans	638,964	43,915	9,726	3,967	1,843	698,415	(19,478)	(1,193)	(709)	(2,564)	(868)	(24,812)	—	(24,812)	673,603
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	78,854	87,728	5,260	2,673	1,144	175,659	(2,093)	(2,083)	(679)	(669)	(544)	(6,068)	—	(6,068)	169,591
Credit card debtors	18,235	61,911	875	649	5,153	86,823	(726)	(1,852)	(136)	(373)	(2,795)	(5,882)	—	(5,882)	80,941
Factoring transactions	589,682	34,074	4,255	454	53	628,518	(10,523)	(828)	(333)	(351)	(19)	(12,054)	—	(12,054)	616,464
Commercial lease transactions (1)	1,415,018	290,772	35,050	31,392	9,162	1,781,394	(2,560)	(3,784)	(146)	(4,259)	(1,228)	(11,977)	(757)	(12,734)	1,768,660
Student loans	—	56,542	—	—	3,052	59,594	—	(2,451)	—	—	(2,105)	(4,556)	—	(4,556)	55,038
Other loans and accounts receivable	6,551	9,088	324	7,357	1,290	24,610	(216)	(25)	(79)	(4,951)	(423)	(5,694)	—	(5,694)	18,916
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510
Residential mortgage loans
Letters of credit	—	3,717	—	—	175	3,892	—	(4)	—	—	(9)	(13)	—	(13)	3,879
Endorsable mortgage loans	—	14,251	—	—	349	14,600	—	(16)	—	—	(28)	(44)	—	(44)	14,556
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	11,044,318	—	—	189,029	11,233,347	—	(14,495)	—	—	(13,112)	(27,607)	—	(27,607)	11,205,740
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	158,133	—	—	6,182	164,315	—	(639)	—	—	(1,000)	(1,639)	—	(1,639)	162,676
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851
Consumer loans
Consumer loans in installments	—	2,925,947	—	—	188,507	3,114,454	—	(147,154)	—	—	(114,176)	(261,330)	—	(261,330)	2,853,124
Current account debtors	—	250,308	—	—	3,101	253,409	—	(9,661)	—	—	(1,522)	(11,183)	—	(11,183)	242,226
Credit card debtors	—	1,593,759	—	—	29,776	1,623,535	—	(43,204)	—	—	(18,184)	(61,388)	—	(61,388)	1,562,147
Consumer lease transactions (1)	—	503	—	—	—	503	—	(6)	—	—	—	(6)	—	(6)	497
Other loans and accounts receivable	—	47	—	—	992	1,039	—	(18)	—	—	(964)	(982)	—	(982)	57
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051
Total	14,959,333	20,525,824	287,216	214,662	707,769	36,694,804	(152,467)	(257,218)	(20,797)	(75,935)	(239,232)	(745,649)	(32,743)	(778,392)	35,916,412

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2022 Ch$910,141 million correspond to finance leases on immovable property and Ch$871,756 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows;

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of September 30, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	298,467	598	—	—	—	299,065	(3,340)	(9)	—	—	—	(3,349)	295,716
Letters of credit for goods circulation operations	338,398	563	—	—	—	338,961	(759)	(3)	—	—	—	(762)	338,199
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,510,992	51,248	61,064	15,991	155	2,639,450	(27,683)	(516)	(5,569)	(4,497)	(80)	(38,345)	2,601,105
Undrawn credit lines with immediate termination	1,325,600	8,650,377	4,319	1,056	9,322	9,990,674	(2,272)	(4,192)	(49)	(491)	(4,603)	(11,607)	9,979,067
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,473,457	8,702,786	65,383	17,047	9,477	13,268,150	(34,054)	(4,720)	(5,618)	(4,988)	(4,683)	(54,063)	13,214,087

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	340,789	575	7,362	48	—	348,774	(2,939)	(8)	(2,970)	(19)	—	(5,936)	342,838
Letters of credit for goods circulation operations	423,810	385	—	—	—	424,195	(875)	(2)	—	—	—	(877)	423,318
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,541,711	52,124	86,748	16,872	153	2,697,608	(25,758)	(533)	(7,888)	(3,528)	(73)	(37,780)	2,659,828
Undrawn credit lines with immediate termination	1,251,041	8,078,996	4,948	789	12,089	9,347,863	(2,061)	(4,115)	(67)	(471)	(5,986)	(12,700)	9,335,163
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	72,355	—	—	—	—	72,355	(84)	—	—	—	—	(84)	72,271
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,629,706	8,132,080	99,058	17,709	12,242	12,890,795	(31,717)	(4,658)	(10,925)	(4,018)	(6,059)	(57,377)	12,833,418

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2023	677	—	—	677
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	(200)	—	—	(200)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,360	—	—	1,360
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,100)	—	—	(1,100)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	22	—	—	22
Other changes in allowances	—	—	—	—
Balance as of September 30, 2023	759	—	—	759

Changes in provisions constituted by portfolio in the year
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(51)	—	—	(51)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,793	—	—	1,793
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,550)	—	—	(1,550)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(34)	—	—	(34)
Other changes in allowances	—	—	—	—
Balance as of December 31, 2022	677	—	—	677

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Grupal	Individual	Individual	Grupal	Sub total	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	152,467	42,021	20,797	75,935	90,237	381,457	32,743	414,200
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	(47,390)	(3,906)	(4,145)	1,980	15,270	(38,191)	—	(38,191)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(1,204)	—	2,100	—	—	896	—	896
Transfer from Normal individual to Non-Complying individual	(67)	—	—	1,989	—	1,922	—	1,922
Transfer from Substandard to Non-Complying individual	—	—	(2,964)	10,828	—	7,864	—	7,864
Transfer from Substandard to Normal individual	844	—	(12,294)	—	—	(11,450)	—	(11,450)
Transfer from Non-Complying individual to Substandard	—	—	—	(12)	—	(12)	—	(12)
Transfer from Non-Complying individual to Normal individual	—	—	—	(17)	—	(17)	—	(17)
Transfer from Normal group to Non-Complying group	—	(11,631)	—	—	29,825	18,194	—	18,194
Transfer from Non-Complying group to Normal group	—	575	—	—	(7,995)	(7,420)	—	(7,420)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	1,437	(897)	844	130	(438)	1,076	—	1,076
New assets originated	163,195	18,257	4,984	17,135	13,938	217,509	—	217,509
New credits for conversion of contingent to loan	9,828	6,207	780	906	585	18,306	—	18,306
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(43)	—	(43)	—	(43)
Payment of credit	(131,629)	(13,204)	(3,536)	(19,386)	(27,489)	(195,244)	—	(195,244)
Provisions for write-offs	—	—	—	(11,655)	(20,864)	(32,519)	—	(32,519)
Recovery of written-off loans	—	78	—	—	—	78	—	78
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	2,672	74	105	673	82	3,606	—	3,606
Other changes in allowances	—	—	—	—	—	—	(19,671)	(19,671)
Balance as of September 30, 2023	150,153	37,574	6,671	78,463	93,151	366,012	13,072	379,084

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties
	Evaluation		Evaluation	Evaluation			FOGAPE
	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2022	148,704	52,512	6,121	73,677	87,340	368,354	48,534	416,888
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	(25,395)	(2,777)	(4,103)	23,725	15,801	7,251	—	7,251
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(4,203)	—	21,075	—	—	16,872	—	16,872
Transfer from Normal individual to Non-Complying individual	(1,015)	—	—	9,568	—	8,553	—	8,553
Transfer from Substandard to Non-Complying individual	—	—	(2,833)	14,814	—	11,981	—	11,981
Transfer from Substandard to Normal individual	944	—	(894)	—	—	50	—	50
Transfer from Non-Complying individual to Substandard	—	—	35	(246)	—	(211)	—	(211)
Transfer from Non-Complying individual to Normal individual	1	—	—	—	—	1	—	1
Transfer from Normal group to Non-Complying group	—	(15,304)	—	—	35,153	19,849	—	19,849
Transfer from Non-Complying group to Normal group	—	1,539	—	—	(10,220)	(8,681)	—	(8,681)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	2,829	(2,275)	415	168	(226)	911	—	911
New assets originated	201,650	26,590	8,222	22,174	13,377	272,013	—	272,013
New credits for conversion of contingent to loan	502	359	133	31	32	1,057	—	1,057
New assets purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	(1,630)	—	(1,630)	—	(1,630)
Payment of credit	(171,428)	(18,835)	(7,238)	(48,902)	(24,910)	(271,313)	—	(271,313)
Provisions for write-offs	—	(5)	—	(18,010)	(26,006)	(44,021)	—	(44,021)
Recovery of written-off loans	—	224	—	—	—	224	—	224
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	(122)	(7)	(136)	566	(104)	197	—	197
Other changes in allowances	—	—	—	—	—	—	(15,791)	(15,791)
Balance as of December 31, 2022	152,467	42,021	20,797	75,935	90,237	381,457	32,743	414,200

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2023	15,154	14,149	29,303
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	1,551	360	1,911
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(3,047)	6,299	3,252
Transfer from Non-Complying group to Normal group	232	(1,384)	(1,152)
New assets originated	1,462	90	1,552
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(923)	(2,177)	(3,100)
Provisions for write-offs	—	(911)	(911)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of September 30, 2023	14,429	16,426	30,855

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	6,228	1,559	7,787
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(2,537)	6,435	3,898
Transfer from Non-Complying group to Normal group	1,773	(10,431)	(8,658)
New assets originated	1,334	280	1,614
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,156)	(3,241)	(4,397)
Provisions for write-offs	—	(1,672)	(1,672)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2022	15,154	14,149	29,303

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2023	200,043	134,846	334,889
Allowances established/ released:
Change in measurement without portfolio reclassification during the period	14,462	129,834	144,296
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(102,893)	133,255	30,362
Transfer from Non-Complying group to Normal group	7,182	(23,881)	(16,699)
New assets originated	94,566	65,622	160,188
New credits for conversion of contingent to loan	60,134	3,146	63,280
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(78,211)	(147,824)	(226,035)
Provisions for write-offs	—	(150,818)	(150,818)
Recovery of written-off loans	1,787	—	1,787
Changes to models and assumptions	—	—	—
Foreign exchange differences	15	34	49
Other changes in allowances	—	—	—
Balance as of September 30, 2023	197,085	144,214	341,299

	Changes in provisions constituted by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	83,308	109,783	193,091
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(84,107)	116,954	32,847
Transfer from Non-Complying group to Normal group	7,923	(36,693)	(28,770)
New assets originated	99,205	45,329	144,534
New credits for conversion of contingent to loan	3,699	528	4,227
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(58,447)	(121,642)	(180,089)
Provisions for write-offs	(7)	(107,605)	(107,612)
Recovery of written-off loans	6,048	—	6,048
Changes to models and assumptions	—	—	—
Foreign exchange differences	(213)	196	(17)
Other changes in allowances	—	—	—
Balance as of December 31, 2022	200,043	134,846	334,889

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2023	31,717	4,658	10,925	4,018	6,059	57,377
Provisions established/ released:
Change in measurement without portfolio reclassification during the period	(1,217)	(343)	(38)	(82)	(471)	(2,151)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(267)	—	493	—	—	226
Transfer from Normal individual to Non-Complying individual	(4)	—	—	260	—	256
Transfer from Substandard to Non-Complying individual	—	—	(176)	993	—	817
Transfer from Substandard to Normal individual	579	—	(2,860)	—	—	(2,281)
Transfer from Non-Complying individual to Substandard	—	—	1	(63)	—	(62)
Transfer from Non-Complying individual to Normal individual	—	—	—	(46)	—	(46)
Transfer from Normal group to Non-Complying group	—	(83)	—	—	1,550	1,467
Transfer from Non-Complying group to Normal group	—	—	—	—	(2,070)	(2,070)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	52	(35)	1	7	(11)	14
New contingent loan granted	23,605	1,520	11,060	2,384	695	39,264
Contingent credits for conversion	(243)	(332)	(58)	(125)	(296)	(1,054)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	333	1	(172)	—	120	282
Other changes in provisions	(20,501)	(666)	(13,558)	(2,358)	(893)	(37,976)
Balance as of September 30, 2023	34,054	4,720	5,618	4,988	4,683	54,063

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Individual	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2022	34,785	4,371	4,297	1,280	9,253	53,986
Provisions established/ released:
Change in measurement without portfolio reclassification during the year	1,555	6,226	(784)	(11)	(2)	6,984
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,226)	—	7,201	—	—	4,975
Transfer from Normal individual to Non-Complying individual	(97)	—	—	1,419	—	1,322
Transfer from Substandard to Non-Complying individual	—	—	(497)	5,920	—	5,423
Transfer from Substandard to Normal individual	45	—	(59)	—	—	(14)
Transfer from Non-Complying individual to Substandard	—	—	1	(17)	—	(16)
Transfer from Non-Complying individual to Normal individual	1	—	—	(37)	—	(36)
Transfer from Normal group to Non-Complying group	—	(136)	—	—	1,790	1,654
Transfer from Non-Complying group to Normal group	—	79	—	—	(5,697)	(5,618)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	130	(91)	81	2	(6)	116
New contingent loan granted	33,913	2,275	8,770	158	1,460	46,576
Contingent credits for conversion	(386)	(1,172)	(57)	(11)	(12)	(1,638)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	(274)	4	(11)	(2)	33	(250)
Other changes in provisions	(35,729)	(6,898)	(8,017)	(4,683)	(760)	(56,087)
Balance as of December 31, 2022	31,717	4,658	10,925	4,018	6,059	57,377

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of September 30, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,845,325 million (Ch$3,297,016 million in December 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	1,850,913	1,801,100	330,847	373,692	2,181,760	2,174,792	(54)	—	(705)	(677)	(759)	(677)

Commercial loans
Agriculture and livestock	785,390	797,020	—	—	785,390	797,020	(13,353)	(15,876)	—	—	(13,353)	(15,876)
Fruit	659,883	663,000	—	—	659,883	663,000	(10,692)	(13,980)	—	—	(10,692)	(13,980)
Forestry	105,815	102,427	—	—	105,815	102,427	(2,707)	(2,515)	—	—	(2,707)	(2,515)
Fishing	29,261	30,492	—	—	29,261	30,492	(2,821)	(2,966)	—	—	(2,821)	(2,966)
Mining	452,258	314,851	—	—	452,258	314,851	(3,767)	(2,124)	—	—	(3,767)	(2,124)
Oil and natural gas	935	1,011	—	—	935	1,011	(14)	(19)	—	—	(14)	(19)
Product manufacturing industries;
Foods, beverages and tobacco	586,989	594,583	—	—	586,989	594,583	(15,980)	(16,315)	—	—	(15,980)	(16,315)
Textiles, leather goods and footwear	33,492	33,130	—	—	33,492	33,130	(896)	(839)	—	—	(896)	(839)
Woods and furnitures	101,116	105,502	—	—	101,116	105,502	(2,364)	(2,532)	—	—	(2,364)	(2,532)
Cellulose, Paper and printing	17,303	20,849	—	—	17,303	20,849	(766)	(962)	—	—	(766)	(962)
Chemicals and petroleum products	325,506	365,185	—	—	325,506	365,185	(5,532)	(6,568)	—	—	(5,532)	(6,568)
Metal, non-metal, machine or others	551,896	574,024	—	—	551,896	574,024	(10,163)	(11,097)	—	—	(10,163)	(11,097)
Electricity, gas and water	460,010	463,529	1,375	—	461,385	463,529	(4,370)	(4,880)	(59)	—	(4,429)	(4,880)
Residential construction	288,738	270,049	—	—	288,738	270,049	(10,963)	(11,518)	—	—	(10,963)	(11,518)
Non-residential construction (office, civil engineering)	365,268	355,453	—	—	365,268	355,453	(11,668)	(9,938)	—	—	(11,668)	(9,938)
Wholesale	1,797,471	2,034,520	—	—	1,797,471	2,034,520	(55,495)	(58,705)	—	—	(55,495)	(58,705)
Retail, restaurants and hotels	1,051,846	1,039,471	—	6,752	1,051,846	1,046,223	(44,319)	(47,644)	—	(547)	(44,319)	(48,191)
Transport and storage	1,132,370	1,208,622	—	—	1,132,370	1,208,622	(21,680)	(22,654)	—	—	(21,680)	(22,654)
Communications	109,285	232,694	—	—	109,285	232,694	(3,288)	(3,439)	—	—	(3,288)	(3,439)
Financial services	2,813,124	2,990,382	—	—	2,813,124	2,990,382	(28,132)	(30,132)	—	—	(28,132)	(30,132)
Business services	1,695,334	1,998,911	—	19,425	1,695,334	2,018,336	(48,462)	(58,868)	—	(830)	(48,462)	(59,698)
Real estate services	3,468,252	3,338,119	17,024	3,367	3,485,276	3,341,486	(21,667)	(26,399)	(945)	(144)	(22,612)	(26,543)
Student loans	57,442	59,594	—	—	57,442	59,594	(4,931)	(4,555)	—	—	(4,931)	(4,555)
Government administration, defence and police force	22,156	26,136	—	—	22,156	26,136	(285)	(453)	—	—	(285)	(453)
Social services and other community services	842,071	832,236	—	—	842,071	832,236	(14,573)	(16,608)	—	—	(14,573)	(16,608)
Personal services	1,837,726	1,804,376	—	—	1,837,726	1,804,376	(39,192)	(41,093)	—	—	(39,192)	(41,093)
Subtotal	19,590,937	20,256,166	18,399	29,544	19,609,336	20,285,710	(378,080)	(412,679)	(1,004)	(1,521)	(379,084)	(414,200)

Residential mortgage loans	12,014,056	11,416,154	—	—	12,014,056	11,416,154	(30,855)	(29,303)	—	—	(30,855)	(29,303)

Consumer loans	5,134,368	4,992,940	—	—	5,134,368	4,992,940	(341,299)	(334,889)	—	—	(341,299)	(334,889)

Contingent loan exposure	13,268,150	12,890,795	—	—	13,268,150	12,890,795	(54,063)	(57,377)	—	—	(54,063)	(57,377)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of September 30, 2023

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the period						Days in default at the end of the period
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,611,672	27,343	11,695	3,676	11,425	1,665,811	(1,077)	(365)	(312)	(133)	(624)	(2,511)
40% < PVG <= 80%	9,360,556	198,753	84,484	33,634	97,152	9,774,579	(10,674)	(3,287)	(2,550)	(1,311)	(6,140)	(23,962)
80% < PVG <= 90%	509,052	15,877	5,379	1,883	8,061	540,252	(1,550)	(650)	(329)	(197)	(1,335)	(4,061)
PVG > 90%	31,738	572	96	—	1,008	33,414	(122)	(17)	(2)	—	(180)	(321)
Total	11,513,018	242,545	101,654	39,193	117,646	12,014,056	(13,423)	(4,319)	(3,193)	(1,641)	(8,279)	(30,855)

As of December 31, 2022

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
	Days in default at the end of the year						Days in default at the end of the year
Loan Tranche / Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,502,626	17,899	7,901	3,159	9,253	1,540,838	(1,187)	(246)	(224)	(119)	(506)	(2,282)
40% < PVG <= 80%	8,562,729	143,340	54,539	24,873	71,357	8,856,838	(9,857)	(2,689)	(1,815)	(1,028)	(4,271)	(19,660)
80% < PVG <= 90%	634,977	10,144	5,605	2,493	4,185	657,404	(2,291)	(429)	(423)	(302)	(788)	(4,233)
PVG > 90%	354,689	1,711	545	152	3,977	361,074	(2,053)	(108)	(35)	(30)	(902)	(3,128)
Total	11,055,021	173,094	68,590	30,677	88,772	11,416,154	(15,388)	(3,472)	(2,497)	(1,479)	(6,467)	(29,303)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

As of	Individual																				Group				Provisions of deductible warranties
September 30,	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			Fogape
2023	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	150,039	—	—	—	—	—	150,039	—	—	—	—	—	—	—	—	—	—	—	—	150,039	—	—	—	150,039	—
Interbank commercial loans	—	—	205,632	—	—	—	205,632	—	—	—	—	—	—	—	—	—	—	—	—	205,632	—	—	—	205,632	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	338	90,723	28,779	4,449	925	—	125,214	—	—	—	—	—	—	—	—	—	—	—	—	125,214	—	—	—	125,214	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	1	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	1	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	150,378	90,723	234,411	4,449	925	—	480,886	—	—	—	—	—	—	—	—	—	—	—	—	480,886	—	—	—	480,886	—
Allowances established	54	75	512	78	40	—	759	—	—	—	—	—	—	—	—	—	—	—	—	759	—	—	—	759	—
% Allowances established	0.04%	0.08%	0.22%	1.75%	4.32%	—	0.16%	—	—	—	—	—	—	—	—	—	—	—	—	0.16%	—	—	—	0.16%	—

Commercial loans
Commercial loans	—	796,918	1,940,736	2,224,507	3,401,472	2,058,201	10,421,834	103,437	27,527	19,613	5,371	155,948	75,361	31,250	39,866	17,588	17,063	29,921	211,049	10,788,831	3,901,515	311,476	4,212,991	15,001,822	12,531
Chilean exports foreign trade loans	—	375,278	199,902	198,818	290,204	180,390	1,244,592	4,122	363	547	—	5,032	238	937	2,540	2,128	330	1,832	8,005	1,257,629	4,041	361	4,402	1,262,031	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,123	96	2,219	—	—	—	—	—	—	—	—	—	—	—	—	2,219	—	—	—	2,219	—
Chilean imports foreign trade loans	—	10,529	82,911	174,393	144,913	166,655	579,401	6,967	—	—	—	6,967	—	—	—	7	451	1,471	1,929	588,297	44,356	2,254	46,610	634,907	—
Foreign trade credits to third countries	—	—	—	—	215	—	215	—	—	—	—	—	—	—	—	—	—	—	—	215	—	—	—	215	—
Current account debtors	—	47	25,462	19,528	17,427	21,789	84,253	2,264	2,519	278	497	5,558	278	1,743	96	651	200	525	3,493	93,304	91,021	1,430	92,451	185,755	—
Credit card debtors	13	525	1,663	2,932	7,746	7,970	20,849	649	289	37	27	1,002	111	111	57	108	164	427	978	22,829	68,297	7,531	75,828	98,657	—
Factoring transactions	354	90,238	122,342	98,642	110,422	82,215	504,213	3,929	—	6	—	3,935	—	2	—	—	131	278	411	508,559	35,539	176	35,715	544,274	—
Commercial lease transactions	—	59,570	44,622	355,134	475,955	502,339	1,437,620	16,927	4,761	4,502	252	26,442	3,989	26,668	1,221	3,520	465	107	35,970	1,500,032	279,440	12,060	291,500	1,791,532	541
Student loans	—	—	—	—	25	—	25	—	—	—	—	—	—	—	—	—	—	—	—	25	53,747	3,670	57,417	57,442	—
Other loans and accounts receivable	—	419	1,901	1,112	2,247	1,802	7,481	46	126	13	531	716	327	95	284	13	2,108	6,061	8,888	17,085	11,958	1,439	13,397	30,482	—
Subtotal	367	1,333,524	2,419,539	3,075,066	4,452,749	3,021,457	14,302,702	138,341	35,585	24,996	6,678	205,600	80,304	60,806	44,064	24,015	20,912	40,622	270,723	14,779,025	4,489,914	340,397	4,830,311	19,609,336	—
Allowances established	—	867	3,874	28,638	45,337	71,437	150,153	3,551	1,548	642	930	6,671	1,606	6,081	11,016	9,606	13,593	36,561	78,463	235,287	37,574	93,151	130,725	366,012	13,072
% Allowances established	—	0.07%	0.16%	0.93%	1.02%	2.36%	1.05%	2.57%	4.35%	2.57%	13.93%	3.24%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	28.98%	1.59%	0.84%	27.37%	2.71%	1.87%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

As of	Individual																				Group				Provisions of deductible warranties
December 31,	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			Fogape
2022	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	186,660	—	—	—	186,660	—	—	—	—	—	—	—	—	—	—	—	—	186,660	—	—	—	186,660	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	78	149,694	32,530	4,251	—	—	186,553	—	—	—	—	—	—	—	—	—	—	—	—	186,553	—	—	—	186,553	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	479	—	—	—	—	479	—	—	—	—	—	—	—	—	—	—	—	—	479	—	—	—	479	—
Current account deposits in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	78	150,173	219,190	4,251	—	—	373,692	—	—	—	—	—	—	—	—	—	—	—	—	373,692	—	—	—	373,692	—
Allowances established	—	124	479	74	—	—	677	—	—	—	—	—	—	—	—	—	—	—	—	677	—	—	—	677	—
% Allowances established	—	0.08%	0.22%	1.74%	—	—	0.18%	—	—	—	—	—	—	—	—	—	—	—	—	0.18%	—	—	—	0.18%	—

Commercial loans
Commercial loans	—	1,326,655	2,066,763	2,372,591	3,522,434	1,979,393	11,267,836	125,517	43,693	46,476	11,475	227,161	40,585	21,608	24,175	28,604	11,857	35,361	162,190	11,657,187	3,946,954	267,428	4,214,382	15,871,569	31,986
Chilean exports foreign trade loans	—	297,323	142,624	123,281	224,505	153,745	941,478	3,915	—	650	—	4,565	448	9	2,263	1,286	351	1,623	5,980	952,023	3,857	533	4,390	956,413	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,621	94	2,715	—	—	—	—	—	—	—	—	—	—	—	—	2,715	—	—	—	2,715	—
Chilean imports foreign trade loans	—	95,894	88,440	159,031	150,348	145,251	638,964	9,602	124	—	—	9,726	621	435		128	188	2,595	3,967	652,657	43,915	1,843	45,758	698,415	—
Foreign trade credits to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	89	17,733	29,339	13,264	18,429	78,854	2,396	2,439	269	156	5,260	316	1,595	114	163	105	380	2,673	86,787	87,728	1,144	88,872	175,659	—
Credit card debtors	26	314	1,677	2,778	6,456	6,984	18,235	509	288	24	54	875	101	15	59	69	148	257	649	19,759	61,911	5,153	67,064	86,823	—
Factoring transactions	9,352	129,798	117,954	124,105	88,514	119,959	589,682	4,249	6	—	—	4,255	—	7	—	11	185	251	454	594,391	34,074	53	34,127	628,518	—
Commercial lease transactions	—	60,749	49,668	362,068	442,247	500,286	1,415,018	19,754	5,305	9,602	389	35,050	1,249	25,830	1,485	2,298	468	62	31,392	1,481,460	290,772	9,162	299,934	1,781,394	757
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56,542	3,052	59,594	59,594	—
Other loans and accounts receivable	—	377	1,265	1,161	2,053	1,695	6,551	73	149	6	96	324	179	80	84	2,475	629	3,910	7,357	14,232	9,088	1,290	10,378	24,610	—
Subtotal	9,378	1,911,199	2,486,124	3,174,354	4,452,442	2,925,836	14,959,333	166,015	52,004	57,027	12,170	287,216	43,499	49,579	28,180	35,034	13,931	44,439	214,662	15,461,211	4,534,841	289,658	4,824,499	20,285,710	—
Allowances established	3	1,391	4,031	28,379	44,647	74,016	152,467	3,758	4,222	10,828	1,989	20,797	870	4,958	7,045	14,014	9,055	39,993	75,935	249,199	42,021	90,237	132,258	381,457	32,743
% Allowances established	0.03%	0.07%	0.16%	0.89%	1.00%	2.53%	1.02%	2.26%	8.12%	18.99%	16.34%	7.24%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	35.37%	1.61%	0.93%	31.15%	2.74%	1.88%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of September 30, 2023	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	409,421	—	—	—	—	409,421	(700)	—	—	—	—	(700)	—	(700)
1 to 29 days	71,385	—	—	—	—	71,385	(59)	—	—	—	—	(59)	—	(59)
30 to 59 days	80	—	—	—	—	80	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	480,886	—	—	—	—	480,886	(759)	—	—	—	—	(759)	—	(759)	480,127

Commercial loans
0 days	14,059,877	4,293,300	155,994	110,397	81,086	18,700,654	(146,323)	(28,248)	(4,796)	(22,494)	(16,322)	(218,183)	(12,574)	(230,757)
1 to 29 days	233,680	145,563	28,500	11,173	31,341	450,257	(3,620)	(4,751)	(1,096)	(3,454)	(6,112)	(19,033)	(245)	(19,278)
30 to 59 days	8,520	38,273	15,478	15,370	27,719	105,360	(166)	(3,093)	(648)	(3,303)	(5,696)	(12,906)	(86)	(12,992)
60 to 89 days	625	12,778	5,628	28,898	18,197	66,126	(44)	(1,482)	(131)	(4,195)	(3,827)	(9,679)	(25)	(9,704)
> = 90 days	—	—	—	104,885	182,054	286,939	—	—	—	(45,017)	(61,194)	(106,211)	(142)	(106,353)
Subtotal	14,302,702	4,489,914	205,600	270,723	340,397	19,609,336	(150,153)	(37,574)	(6,671)	(78,463)	(93,151)	(366,012)	(13,072)	(379,084)	19,230,252

Residential mortgage loans
0 days	—	11,461,157	—	—	51,861	11,513,018	—	(9,914)	—	—	(3,509)	(13,423)	—	(13,423)
1 to 29 days	—	213,704	—	—	28,841	242,545	—	(2,369)	—	—	(1,950)	(4,319)	—	(4,319)
30 to 59 days	—	75,557	—	—	26,097	101,654	—	(1,483)	—	—	(1,710)	(3,193)	—	(3,193)
60 to 89 days	—	24,263	—	—	14,930	39,193	—	(663)	—	—	(978)	(1,641)	—	(1,641)
> = 90 days	—	—	—	—	117,646	117,646	—	—	—	—	(8,279)	(8,279)	—	(8,279)
Subtotal	—	11,774,681	—	—	239,375	12,014,056	—	(14,429)	—	—	(16,426)	(30,855)	—	(30,855)	11,983,201

Consumer loans
0 days	—	4,613,375	—	—	83,607	4,696,982	—	(144,374)	—	—	(44,002)	(188,376)	—	(188,376)
1 to 29 days	—	182,843	—	—	27,044	209,887	—	(29,104)	—	—	(14,401)	(43,505)	—	(43,505)
30 to 59 days	—	58,922	—	—	28,996	87,918	—	(15,569)	—	—	(17,419)	(32,988)	—	(32,988)
60 a 89 days	—	21,943	—	—	25,059	47,002	—	(8,038)	—	—	(14,071)	(22,109)	—	(22,109)
> = 90 days	—	—	—	—	92,579	92,579	—	—	—	—	(54,321)	(54,321)	—	(54,321)
Subtotal	—	4,877,083	—	—	257,285	5,134,368	—	(197,085)	—	—	(144,214)	(341,299)	—	(341,299)	4,793,069

Total Loans	14,783,588	21,141,678	205,600	270,723	837,057	37,238,646	(150,912)	(249,088)	(6,671)	(78,463)	(253,791)	(738,925)	(13,072)	(751,997)	36,486,649

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of December 31, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	271,125	—	—	—	—	271,125	(549)	—	—	—	—	(549)	—	(549)
1 to 29 days	102,567	—	—	—	—	102,567	(128)	—	—	—	—	(128)	—	(128)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	373,692	—	—	—	—	373,692	(677)	—	—	—	—	(677)	—	(677)	373,015

Commercial loans
0 days	14,830,653	4,390,886	244,263	90,196	77,668	19,633,666	(150,565)	(34,657)	(18,649)	(24,619)	(20,625)	(249,115)	(31,595)	(280,710)
1 to 29 days	120,380	99,476	22,410	29,696	24,008	295,970	(1,672)	(3,878)	(1,345)	(6,236)	(5,980)	(19,111)	(545)	(19,656)
30 to 59 days	7,560	34,552	17,302	14,375	22,225	96,014	(174)	(2,312)	(741)	(5,171)	(5,636)	(14,034)	(193)	(14,227)
60 to 89 days	740	9,927	3,241	7,907	14,886	36,701	(56)	(1,174)	(62)	(3,676)	(4,049)	(9,017)	(81)	(9,098)
> = 90 days	—	—	—	72,488	150,871	223,359	—	—	—	(36,233)	(53,947)	(90,180)	(329)	(90,509)
Subtotal	14,959,333	4,534,841	287,216	214,662	289,658	20,285,710	(152,467)	(42,021)	(20,797)	(75,935)	(90,237)	(381,457)	(32,743)	(414,200)	19,871,510

Residential mortgage loans
0 days	—	11,002,441	—	—	52,580	11,055,021	—	(11,364)	—	—	(4,024)	(15,388)	—	(15,388)
1 to 29 days	—	149,652	—	—	23,442	173,094	—	(1,908)	—	—	(1,564)	(3,472)	—	(3,472)
30 to 59 days	—	50,866	—	—	17,724	68,590	—	(1,349)	—	—	(1,148)	(2,497)	—	(2,497)
60 to 89 days	—	17,460	—	—	13,217	30,677	—	(533)	—	—	(946)	(1,479)	—	(1,479)
> = 90 days	—	—	—	—	88,772	88,772	—	—	—	—	(6,467)	(6,467)	—	(6,467)
Subtotal	—	11,220,419	—	—	195,735	11,416,154	—	(15,154)	—	—	(14,149)	(29,303)	—	(29,303)	11,386,851

Consumer loans
0 days	—	4,535,528	—	—	74,062	4,609,590	—	(151,281)	—	—	(45,533)	(196,814)	—	(196,814)
1 to 29 days	—	162,285	—	—	20,345	182,630	—	(25,429)	—	—	(12,424)	(37,853)	—	(37,853)
30 to 59 days	—	52,836	—	—	24,344	77,180	—	(15,414)	—	—	(15,709)	(31,123)	—	(31,123)
60 a 89 days	—	19,915	—	—	21,236	41,151	—	(7,919)	—	—	(12,437)	(20,356)	—	(20,356)
> = 90 days	—	—	—	—	82,389	82,389	—	—	—	—	(48,743)	(48,743)	—	(48,743)
Subtotal	—	4,770,564	—	—	222,376	4,992,940	—	(200,043)	—	—	(134,846)	(334,889)	—	(334,889)	4,658,051

Total Loans	15,333,025	20,525,824	287,216	214,662	707,769	37,068,496	(153,144)	(257,218)	(20,797)	(75,935)	(239,232)	(746,326)	(32,743)	(779,069)	36,289,427

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	595,310	583,321	(85,108)	(76,614)	510,202	506,707
From 1 to 2 years	452,007	433,397	(61,177)	(55,714)	390,830	377,683
From 2 to 3 years	295,446	294,728	(37,497)	(35,133)	257,949	259,595
From 3 to 4 years	192,792	191,083	(23,944)	(22,481)	168,848	168,602
From 4 to 5 years	137,765	134,590	(16,328)	(15,614)	121,437	118,976
After 5 years	365,951	378,280	(32,521)	(33,166)	333,430	345,114
Total	2,039,271	2,015,399	(256,575)	(238,722)	1,782,696	1,776,677

(*)	The net balance receivable does not include past-due portfolio totaling Ch$9,259 million as of September 30, 2023 (Ch$5,220 million in December 2022).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period ended as of September 30, 2023 and the year 2022 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

During the period 2023, the following sale were made:

	2023
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MM$	MM$	MM$	MM$

Sale of current loans	16,261	43	16,261	43
Sale of written – off loans	—	—	—	—
Total	16,261	43	16,261	43

There have not been operations of sale or transfer of the loan portfolio during the period from January to September 2022.

(n)	Securitization of own assets:

During the period 2023 and the year 2022, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$70,703 million as of September 30, 2023 (Ch$62,211 million as of December 31, 2022), as follows:

		% Ownership Interest		Assets
		September	December	September	December
Company	Shareholder	2023	2022	2023	2022
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	32,850	29,015
Redbanc S.A.	Banco de Chile	38.13	38.13	4,737	4,400
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,317	5,172
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	4,052	4,366
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,249	2,066
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	1,770	1,662
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,171	1,145
Subtotal Associates				51,146	47,826

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	8,477	6,831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,573	1,520
Subtotal Joint Ventures				10,050	8,351
Subtotal				61,196	56,177

Minority Investments
Sociedad de Infraestructuras de Mercado S.A.(*) (**)	Banchile Corredores de Bolsa			6,898	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (*)	Banco de Chile			1,121	309
Bolsa de Comercio de Santiago, Bolsa de Valores (*) (**)	Banchile Corredores de Bolsa			1,104	5,342
Bolsa Electrónica de Chile, Bolsa de Valores (*)	Banchile Corredores de Bolsa			350	350
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			26	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				9,507	6,034
Total				70,703	62,211

(*)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(**)	On March 1, 2023, the division of the Bolsa de Comercio de Santiago (Santiago Stock Exchange) was materialized, remaining as the continuing entity and establishing from it the Sociedad de Infraestructuras de Mercado S.A. (“SIM”).

(b)	The change of investments in companies registered under the equity method in the period of 2023 and 2022, are as follows:

	September	September
	2023	2022
	MCh$	MCh$

Balance as of January 1,	56,177	46,923
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	8,346	7,927
Dividends received	(3,475)	(1,122)
Others	148	(33)
Total	61,196	53,695

(c)	During the period ended as of September 30, 2023 and 2022 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag S.A.
September 2023	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	5,257	1,990	119	12,913	1,255,345	61,039	10,803	3,008	80,363
Non-current assets	11,074	6,503	8,270	16,366	162,237	740	11,167	1,697	18,183
Total Assets	16,331	8,493	8,389	29,279	1,417,582	61,779	21,970	4,705	98,546

Current liabilities	3,510	800	—	13,737	1,280,147	42,255	7,861	975	75,641
Non-current liabilities	215	8	—	3,183	11,846	—	—	583	5,952
Total Liabilities	3,725	808	—	16,920	1,291,993	42,255	7,861	1,558	81,593
Equity	12,606	7,685	8,389	12,359	125,589	19,524	14,100	3,147	16,953
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	16,331	8,493	8,389	29,279	1,417,582	61,779	21,970	4,705	98,546

Operating income	12,535	3,373	12	38,639	652,152	3,191	6,465	4,156	28,964
Operating expenses	(8,258)	(3,090)	(22)	(37,985)	(558,211)	(1,654)	(5,664)	(585)	(25,633)
Other expenses or income	343	202	1,194	100	(75,434)	1,587	478	(2,119)	1,049
Gain (loss) before tax	4,620	485	1,184	754	18,507	3,124	1,279	1,452	4,380
Income tax	(1,163)	(67)	—	(123)	(4,060)	(676)	(418)	(346)	(1,089)
Gain for the period	3,457	418	1,184	631	14,447	2,448	861	1,106	3,291

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos S.A.	Servipag S.A.
December 2022	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	8,954	6,646	81	14,459	1,359,640	59,946	31,105	2,540	76,085
Non-current assets	10,388	1,711	7,637	16,058	137,505	793	4,459	1,985	14,605
Total Assets	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Current liabilities	3,986	1,004	463	17,595	1,385,956	40,113	20,672	1,326	73,923
Non-current liabilities	309	—	—	1,554	1,427	—	1,670	567	3,105
Total Liabilities	4,295	1,004	463	19,149	1,387,383	40,113	22,342	1,893	77,028
Equity	15,047	7,353	7,255	11,368	109,762	20,626	13,213	2,632	13,662
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Operating income	7,516	4,550	17	51,851	969,177	4,468	8,882	5,559	40,403
Operating expenses	(2,612)	(4,279)	(49)	(50,155)	(835,126)	(2,296)	(8,412)	(3,905)	(36,347)
Other expenses or income	907	667	1,540	264	(103,854)	2,339	877	69	525
Gain (loss) before tax	5,811	938	1,508	1,960	30,197	4,511	1,347	1,723	4,581
Income tax	(1,109)	(8)	—	(249)	(3,952)	(490)	(473)	(362)	(849)
Gain for the year	4,702	930	1,508	1,711	26,245	4,021	874	1,361	3,732

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of September 30, 2023 and December 31, 2022, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	5	5	304,496	263,268	(176,950)	(156,648)	127,546	106,620
Total					304,496	263,268	(176,950)	(156,648)	127,546	106,620

(b)	The change of intangible assets during the periods ended as of September 30, 2023 and December 31, 2022, are as follows:

	September	December
	2023	2022
	MCh$	MCh$
Gross Balance
Balance as of January 1,	263,268	209,432
Acquisition	42,303	56,891
Disposals/ write-downs	(1,050)	(2,751)
Reclassification	—	(182)
Impairment (*)	(25)	(122)
Total	304,496	263,268

Accumulated Amortization
Balance as of January 1,	(156,648)	(136,900)
Amortization for the period (**)	(21,352)	(21,502)
Disposals/ write-downs	1,050	1,572
Reclassification	—	182
Impairment (*)	—	—
Total	(176,950)	(156,648)

Balance Net	127,546	106,620

(*)	See Note No. 40 Impairment of non-financial assets.
(**)	See Note No. 39 Depreciation and Amortization.

(c)	As of September 30, 2023, the Bank maintains Ch$10,085 million (Ch$15,500 million as of December 31, 2022) of assets associated with technological developments.

(d)	As of September 30, 2023 and December 31, 2022, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of September 30, 2023 and December 31, 2022 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	25	18	18	320,979	316,968	(163,342)	(157,810)	157,637	159,158
Equipment	5	5	3	3	256,401	246,706	(216,416)	(203,136)	39,985	43,570
Others	7	7	4	4	59,894	58,890	(52,322)	(51,494)	7,572	7,396
Total					637,274	622,564	(432,080)	(412,440)	205,194	210,124

(b)	The changes in properties and equipment as of September 30, 2023 and December 31, 2022, are as follows:

	September 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	7,795	10,434	1,980	20,209
Write-downs and sales of the period	(3,784)	(737)	(976)	(5,497)
Impairment (***)	—	(2)	—	(2)
Total	320,979	256,401	59,894	637,274

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the period (*) (**)	(6,923)	(14,017)	(1,762)	(22,702)
Write-downs and sales of the period	1,391	737	934	3,062
Total	(163,342)	(216,416)	(52,322)	(432,080)

Balance as of September 30, 2023	157,637	39,985	7,572	205,194

	December 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,900)	(498)	(7,750)
Transfers	—	36	(36)	—
Impairment	—	(10)	—	(10)
Total	316,968	246,706	58,890	622,564

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Depreciation of the year (**)	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,883	490	7,436
Transfers	—	(36)	36	—
Impairment	—	1	—	1
Total	(157,810)	(203,136)	(51,494)	(412,440)

Balance as of December 31, 2022	159,158	43,570	7,396	210,124

(*)	See Note No. 39 Depreciation and Amortization.

(**)	This amount does not include the depreciation of the Investment Properties; amount is included in “Other Assets” for Ch$268 million (Ch$357 millon in December 2022).

(***)	See Note No. 40 Impairment of non-financial assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(c)	As of September 30, 2023, the Bank records Ch$6,464 million (Ch$5,554 million as of December 31, 2022) in assets under construction.

(d)	As of September 30, 2023 and December 31, 2022, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of September 30, 2023 and December 31, 2022, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	151,456	144,482	(75,274)	(64,352)	76,182	80,130
Floor space for ATMs	6,189	43,492	(454)	(35,735)	5,735	7,757
Improvements to leased properties	29,757	28,595	(22,143)	(21,561)	7,614	7,034
Total	187,402	216,569	(97,871)	(121,648)	89,531	94,921

(b)	The changes of the rights over leased assets as of September 30, 2023 and December 31, 2022, is as follows:

	September 2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	13,198	5,788	1,325	20,311
Write-downs	(5,787)	(42,758)	(163)	(48,708)
Remeasurement	(437)	(333)	—	(770)
Total	151,456	6,189	29,757	187,402

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the period (*)	(16,247)	(7,475)	(744)	(24,466)
Write-downs	5,325	42,756	162	48,243
Total	(75,274)	(454)	(22,143)	(97,871)

Balance as of September 30, 2023	76,182	5,735	7,614	89,531

(*)	See Note No. 39 Depreciation and Amortization.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

(b)	The changes of the rights over leased assets as of September 30, 2023 and December 31, 2022, is as follow, continued:

	December 2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	144,482	43,492	28,595	216,569

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	(64,352)	(35,735)	(21,561)	(121,648)

Balance as of December 31, 2022	80,130	7,757	7,034	94,921

(c)	Below are the future maturities (including unearned interest) of the lease liabilities as of September 30, 2023 and December 31, 2022:

	September 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,961	3,741	14,220	26,515	19,869	18,723	85,029
ATMs	—	276	552	2,218	3,218	2,504	134	8,902
Total	—	2,237	4,293	16,438	29,733	22,373	18,857	93,931

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,869	3,672	15,954	30,707	19,172	21,533	92,907
ATMs	—	1,098	2,176	4,684	1,138	206	79	9,381
Total	—	2,967	5,848	20,638	31,845	19,378	21,612	102,288

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the periods 2023 and 2022 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2022	95,670
Liabilities for new lease agreements	15,602
Interest accrued expenses	1,400
Payments of capital and interests	(24,136)
Remeasurement	(176)
Derecognized contracts	(1,094)
Readjustments	8,191
Balances as of September 30, 2022	95,457
Liabilities for new lease agreements	957
Interest accrued expenses	465
Payments of capital and interests	(8,239)
Remeasurement	(330)
Derecognized contracts	(926)
Readjustments	1,985
Balances as of December 31, 2022	89,369
Liabilities for new lease agreements	16,623
Interest accrued expenses	1,335
Payments of capital and interests	(24,226)
Remeasurement	(770)
Derecognized contracts	(469)
Readjustments	2,352
Balances as of September 30, 2023	84,214

(e)	The future cash flows related to short-term lease agreements in effect as of September 30, 2023 correspond to Ch$4,204 million (Ch$3,483 million as of December 31, 2022).

(f)	As of September 30, 2023, the minimum future rental income to be received from operating leases amounts to Ch$16,220 million (Ch$14,578 million as of December 31, 2022).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2023 and December 31, 2022 according to the following detail:

	September	December
	2023	2022
	MCh$	MCh$

Income tax	260,034	311,532
Less:
Monthly prepaid taxes	(361,006)	(492,990)
Credit for training expenses	(1,400)	(2,216)
Others	16,676	(2,795)
Total Tax Refundable (net)	(85,696)	(186,469)

Tax rate	27%	27%

	September	December
	2023	2022
	MCh$	MCh$

Current tax assets	86,942	187,401
Current tax liabilities	(1,246)	(932)
Total tax receivable (payable), net	85,696	186,469

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2023 and 2022, are broken down as follows:

	September	September
	2023	2022
	MCh$	MCh$
Income tax expense:
Current year tax	220,207	282,502
Tax Previous year	—	2,931
Subtotal	220,207	285,433
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	16,283	(84,316)
Subtotal	16,283	(84,316)
Others	6,680	5,569
Net charge to income for income taxes	243,170	206,686

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2023 and 2022:

	September 2023		September 2022
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	297,340	27.00	342,768
Additions or deductions	(0.08)	(895)	1.12	14,271
Price-level restatement	(4.67)	(51,390)	(12.52)	(158,905)
Others	(0.17)	(1,885)	0.67	8,552
Effective rate and income tax expense	22.08	243,170	16.27	206,686

The effective rate for income tax for the period 2023 is 22.08% (16.27% in September 2022).

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of September 30, 2023:

	Balances as of December 31,	Effect on		Balances as of September 30,
	2022	Income	Equity	2023
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	376,743	(12,245)	—	364,498
Personnel provision	20,228	(3,231)	—	16,997
Provision of undrawn credit lines	3,429	(295)	—	3,134
Staff vacations provisions	11,139	395	—	11,534
Accrued interests adjustments from impaired loans	10,305	3,746	—	14,051
Staff severance indemnities provision	1,368	(57)	8	1,319
Provision of credit cards expenses	9,146	1,178	—	10,324
Provision of accrued expenses	11,829	(730)	—	11,099
Adjustment for valuation of financial assets at fair value through other comprehensive income	4,693	—	1,069	5,762
Leasing	89,821	5,906	—	95,727
Incomes received in advance	9,012	(2,921)	—	6,091
Other adjustments	31,552	(3,159)	—	28,393
Total Debit Differences	579,265	(11,413)	1,077	568,929

Credit Differences:
Depreciation and price-level restatement of property and equipment	10,937	2,635	—	13,572
Transitory assets	7,953	2,977	—	10,930
Loans accrued to effective rate	2,441	43	—	2,484
Prepaid expenses	2,688	350	—	3,038
Other adjustments	15,737	(1,135)	937	15,539
Total Credit Differences	39,756	4,870	937	45,563

Total, Net	539,509	(16,283)	140	523,366

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of December 31, 2022:

	Balance as of December 31,	Effect on		Balances as of December 31,
	2021	Income	Equity	2022
	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	317,295	59,448	—	376,743
Personnel provision	14,304	5,924	—	20,228
Provision of undrawn credit lines	4,139	(710)	—	3,429
Staff vacations provisions	9,993	1,146	—	11,139
Accrued interest adjustments from impaired loans	5,073	5,232	—	10,305
Staff severance indemnities provision	345	988	35	1,368
Provisions of credit card expenses	9,774	(628)	—	9,146
Provisions of accrued expenses	12,315	(486)	—	11,829
Adjustment for valuation of financial assets at fair value through other comprehensive income	3,895	—	798	4,693
Leasing	52,019	37,802	—	89,821
Incomes received in advance	12,368	(3,356)	—	9,012
Other adjustments	35,768	(4,216)	—	31,552
Total Debit Differences	477,288	101,144	833	579,265

Credit differences:
Depreciation and price-level restatement of property and equipment	16,446	(5,509)	—	10,937
Transitory assets	6,958	995	—	7,953
Loans accrued to effective rate	2,437	4	—	2,441
Prepaid expenses	5,668	(2,980)	—	2,688
Other adjustments	11,502	4,181	54	15,737
Total Credit Differences	43,011	(3,309)	54	39,756

Total, Net	434,277	104,453	779	539,509

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of September 30, 2023	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,181,001	2,181,760	—	—	—
Commercial loans	16,915,918	17,762,146	39,799	107,907	147,706
Consumer loans	4,792,650	6,028,886	1,004	36,647	37,651
Residential mortgage loans	11,983,201	12,017,420	8,456	506	8,962
Total	35,872,770	37,990,212	49,259	145,060	194,319

			Tax value assets
(e.1) Loans and advance to banks and Loans to customers as of December 31, 2022	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,174,115	2,174,792	—	—	—
Commercial loans	17,461,599	18,338,161	28,688	75,561	104,249
Consumer loans	4,657,554	5,824,164	756	28,448	29,204
Residential mortgage loans	11,386,852	11,420,425	7,312	669	7,981
Total	35,680,120	37,757,542	36,756	104,678	141,434

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2023	Charge-offs against provisions	Provisions established	Provisions released	Balance as of September 30, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	75,561	(48,189)	100,908	(20,373)	107,907
Consumer loans	28,448	(236,799)	258,776	(13,778)	36,647
Residential mortgage loans	669	(1,929)	2,367	(601)	506
Total	104,678	(286,917)	362,051	(34,752)	145,060

(e.2) Provisions on past-due loans	Balance as of January 1, 2022	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63,604	(46,736)	127,899	(69,206)	75,561
Consumer loans	10,157	(166,355)	194,340	(9,694)	28,448
Residential mortgage loans	363	(4,002)	16,949	(12,641)	669
Total	74,124	(217,093)	339,188	(91,541)	104,678

	September	December
(e.3) Charge-offs and recoveries	2023	2022
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	21,465	25,524
Write-offs resulting in provisions released	45	125
Recovery or renegotiation of written-off loans	1,114	62,911

	September	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2023	2022
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	45	125

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each period, the item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	293,771	314,301
Debtors from brokerage of financial instruments	234,368	128,286
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	229,834	59,304
Assets to be leased out as lessor (*)	174,391	94,925
Accounts receivable from third parties	172,304	131,608
Prepaid expenses	52,214	39,744
Income from regular activities from contracts with customers	13,612	6,472
Investment properties	11,852	12,120
Other provided cash collateral	4,529	5,299
Pending transactions	3,223	3,058
VAT receivable	3	7
Accumulated impairment in respect of other assets receivable	(1,189)	(882)
Other Assets	25,473	19,875
Total	1,214,385	814,117

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	17,071	10,006
Assets received in lieu of payment	731	143
Provision for assets received in lieu of payment or awarded	(8)	(25)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,148	744

Disposal groups held for sale		—
Total	18,942	10,868

(*)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must in this way does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2023 and 2022 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2022	79
Provisions used	(335)
Provisions established	258
Provisions released	—
Balance as of September 30, 2022	2
Provisions used	(306)
Provisions established	329
Provisions released	—
Balance as of December 31, 2022	25
Provisions used	(661)
Provisions established	644
Provisions released	—
Balance as of September 30, 2023	8

(c)	The Bank does not present liabilities classified in the disposal group for sale during the periods September 2023 and December 2022.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,614,576	3,101,482
Other financial instruments	2,109	6,271
Total	2,616,685	3,107,753

a)	As of September 30, 2023 and December 31, 2022, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,484,123	3,785,602	2,827,185	2,178,784	3,236,172	3,562,216	511,164	589,336	12,230	—	—	—	10,070,874	10,115,938	357,889	535,643
Interest rate swap	—	—	539,051	1,905,526	1,321,825	1,837,023	6,238,660	5,208,401	6,679,532	5,173,535	3,732,742	3,743,709	4,457,775	4,398,123	22,969,585	22,266,317	1,139,281	1,248,414
Interest rate swap and cross currency swap	—	—	146,605	307,672	293,869	584,427	1,321,616	1,327,828	3,445,402	3,271,782	1,490,592	1,872,025	2,950,159	2,844,395	9,648,243	10,208,129	1,112,201	1,311,871
Call currency options	—	—	4,481	17,387	13,795	18,726	16,211	26,020	—	—	—	—	—	—	34,487	62,133	2,516	1,665
Put currency options	—	—	3,414	20,572	17,971	27,620	154,163	27,610	30,328	—	—	—	—	—	205,876	75,802	2,689	3,889
Total	—	—	4,177,674	6,036,759	4,474,645	4,646,580	10,966,822	10,152,075	10,666,426	9,034,653	5,235,564	5,615,734	7,407,934	7,242,518	42,929,065	42,728,319	2,614,576	3,101,482

b)	Other instruments or financial liabilities:

	September	December
	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	2,109	6,271
Total	2,109	6,271

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	12,786,573	13,383,232
Saving accounts and time deposits	15,138,985	14,157,141
Obligations by repurchase agreements and securities lending	100,332	216,264
Borrowings from financial institutions	5,345,511	5,397,676
Debt financial instruments issued	9,517,768	9,267,947
Other financial obligations	253,361	344,030
Total	43,142,530	42,766,290

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Current accounts	10,459,943	11,172,137
Other demand obligations	1,332,126	1,166,708
Demand deposits accounts	610,617	657,057
Other demand deposits	383,887	387,330
Total	12,786,573	13,383,232

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Time deposits	14,757,951	13,723,090
Term savings accounts	357,545	407,745
Other term balances payable	23,489	26,306
Total	15,138,985	14,157,141

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of September 30, 2023 and December 31, 2022, the repurchase agreements are the following:

	September	December
	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transaction with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transaction with other domestic entities
Repurchase agreements	100,332	216,264
Obligations from securities lending	—	—

Transaction with other foreign entities
Repurchase agreements	—	—
Obligations from securities lending	—	—

Total	100,332	216,264

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of September 30, 2023 amounts to Ch$100,341 million (Ch$215,781 million in December 2022). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Domestic banks
Banco Santander	—	2,699
Subtotal domestic banks	—	2,699

Foreign banks
Foreign trade financing
Bank of New York Mellon	171,519	77,846
Bank of America	131,188	80,509
Standard Chartered Bank	122,811	81,828
Wells Fargo Bank	110,540	231,311
HSBC Bank	92,912	85,153
Zurcher Kantonalbank	67,637	—
Citibank N.A. United State	52,198	69,810
Commerzbank AG	42,738	348
Caixabank S.A.	13,609	—
Bank of Nova Scotia	—	142,787
Industrial and Commercial Bank of China	—	1,280

Borrowings and other obligations
Wells Fargo Bank	189,090	149,944
Commerzbank AG	2,692	110
Citibank N.A. United Kingdom	—	108,017
Standard Chartered Bank	—	14,281
Deutsche Bank AG	—	3,179
Others	56	53
Subtotal foreign banks	996,990	1,046,456

Chilean Central Bank (*)	4,348,521	4,348,521

Total	5,345,511	5,397,676

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	September	December
	2023	2022
	MCh$	MCh$

Letters of credit
Letters of credit for housing	1,588	2,328
Letters of credit for general purposes	19	49

Bonds
Current Bonds	9,516,161	9,265,570
Mortgage bonds	—	—
Total	9,517,768	9,267,947

During the period ended September 30, 2023 Banco de Chile has placed bonds for Ch$936,753 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$650,399 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total as of September 30, 2023		286,354

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
Subtotal		582,598

BONO MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BONO JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801
Total as of September 30, 2023		650,399

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total as of December 31, 2022		215,249

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897

BONO PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal other currencies		51,670
Total as of December 31, 2022		1,140,567

As of September 30, 2023 and December 31, 2022, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	September	December
	2023	2022
	MCh$	MCh$

Other Chilean financial obligations	253,327	343,927
Other financial obligations with the Public sector	34	103
Total	253,361	344,030

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,036,187	1,010,905
Bonds with no fixed term of maturity		—
Preferred stock		—
Total	1,036,187	1,010,905

b)	Issuances of regulatory capital financial instruments in the period:

During the period ended September 30, 2023 and December 31, 2022, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	1,010,905	—	—

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	26,318	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(23,658)	—	—
Principal payments to the holder	(6,993)	—	—
Accrued UF indexation	29,615	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of September 30, 2023	1,036,187	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of September 30, 2023 and December 31, 2022:

September 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,035
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,361
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,978
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,085
C1	UF	50,000	6.5	12/06/1999	01/01/2030	861
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,747
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	19,137
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,458
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,187
F	UF	759,000	4.5	11/28/2008	11/01/2033	27,969
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,881
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,180
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,573
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,638
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,067
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,515
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,547
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,796
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,893
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,289
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,792
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	40,973
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,292
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	55,894
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,230
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	80,718
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,626
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,465
			Total subordinated bonds due			1,036,187

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of September 30, 2023 and December 31, 2022, continued:

December 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
			Total subordinated bonds due			1,010,905

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Provisions for employee benefit obligations	124,036	139,315
Provisions for obligations of customer loyalty and merit programs	37,973	33,609
Provisions for operational risk	1,407	2,838
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	163,680	176,026

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2023 and 2022:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	106,964	—	—	—	35,937	693	264	143,858
Provisions established	82,177	—	—	—	—	265	—	82,442
Provisions used	(74,869)	—	—	—	—	—	—	(74,869)
Provisions released	—	—	—	—	(62)	—	—	(62)
Balances as of of September 30, 2022	114,272	—	—	—	35,875	958	264	151,369
Provisions established	41,611	—	—	—	—	1,880	—	43,491
Provisions used	(16,568)	—	—	—	—	—	—	(16,568)
Provisions released	—	—	—	—	(2,266)	—	—	(2,266)
Balances as of December 31, 2022	139,315	—	—	—	33,609	2,838	264	176,026
Provisions established	76,276	—	—	—	4,364	542	—	81,182
Provisions used	(91,555)	—	—	—	—	(1,496)	—	(93,051)
Provisions released	—	—	—	—	—	(477)	—	(477)
Balances as of September 30, 2023	124,036	—	—	—	37,973	1,407	264	163,680

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	September	December
	2023	2022
	MCh$	MCh$

Provision of short-term employee benefits	113,872	128,580
Provision of benefits to employees for contract termination	10,164	10,735
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	124,036	139,315

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	September	September
	2023	2022
	MCh$	MCh$

Balances as of January 1	73,204	53,069
Net provisions established	38,830	43,813
Provisions used	(60,117)	(46,588)
Total	51,917	50,294

(ii)	Vacation provision:

	September	September
	2023	2022
	MCh$	MCh$

Balances as of January 1	41,257	37,010
Net provisions established	7,604	7,166
Provisions used	(6,301)	(5,682)
Total	42,560	38,494

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	September	September
	2023	2022
	MCh$	MCh$

Balances as of January 1	14,119	10,439
Net provisions established	28,696	29,640
Provisions used	(23,420)	(21,668)
Total	19,395	18,411

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	September	September
	2023	2022
	MCh$	MCh$

Present value of the obligations at the beginning of the period	10,735	6,446
Increase in provision	1,116	1,551
Benefit paid	(1,717)	(932)
Effect of change in actuarial factors	30	8
Total	10,164	7,073

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	September	September
	2023	2022
	MCh$	MCh$

Increase in provisions	559	1,193
Interest cost of benefits obligations	557	358
Effect of change in actuarial factors	30	8
Net benefit expenses	1,146	1,559

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank's plan are shown below:

	September 30, 2023	December 31, 2022
	%	%

Discount rate	6.18	5.50
Salary increase rate	5.60	4.80
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the third quarter of 2023.

(f)	Employee benefits share-based provision:

As of September 30, 2023 and December 31, 2022, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	September	December
	2023	2022
	MCh$	MCh$

Provisions for dividends	432,850	520,158
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	432,850	520,158

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	323,897	—	—	323,897
Provisions established	375,197	—	—	375,197
Provisions used	(323,897)	—	—	(323,897)
Provisions released	—	—	—	—
Balances as of September 30, 2022	375,197	—	—	375,197
Provisions established	144,961	—	—	144,961
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Balances as of December 31, 2022	520,158	—	—	520,158
Provisions used	432,850	—	—	432,850
Provisions released	(520,158)	—	—	(520,158)
Provisions used	—	—	—	—
Balances as of September 30, 2023	432,850	—	—	432,850

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Additional loan provisions	700,252	700,252
Provisions for credit risk for contingent loans (*)	54,063	57,377
Provisions for country risk for transactions with debtors with residence abroad	11,702	8,137
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	766,017	765,766

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	540,252	53,986	7,336	601,574
Provisions established	145,000	5,361	8,017	158,378
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange differences	—	1,489	—	1,489
Balances as of September 30, 2022	685,252	60,836	15,353	761,441
Provisions established	15,000	—	—	15,000
Provisions used	—	—	—	—
Provisions released	—	(1,493)	(7,216)	(8,709)
Foreign exchange differences	—	(1,966)	—	(1,966)
Balances as of December 31, 2022	700,252	57,377	8,137	765,766
Provisions established	—	—	3,565	3,565
Provisions used	—	—	—	—
Provisions released	—	(3,596)	—	(3,596)
Foreign exchange differences	—	282	—	282
Balances as of September 30, 2023	700,252	54,063	11,702	766,017

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2023	2022
	MCh$	MCh$

Accounts payable to third parties	396,768	384,619
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	338,517	203,831
Creditors for intermediation of financial instruments	233,846	131,106
Cash guarantees received for derivative financial transactions	202,270	201,846
Liability for income from usual activities from contracts with customers	47,938	59,258
Agreed dividends payable	12,885	8,005
VAT debit	6,060	4,744
Outstanding transactions	1,203	1,208
Other cash guarantees received	451	475
Securities to be settled	37	27,198
Other liabilities	33,567	32,738
Total	1,273,542	1,055,028

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2023, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2022), with no par value, subscribed and fully paid.

	As of September 30, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf State Street	5,366,323,874	5.312%
Banco Santander on behalf foreign investors	5,262,546,605	5.210%
Banchile Corredores de Bolsa S.A.	5,210,759,155	5.158%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,417,932,379	4.373%
Banco de Chile on behalf Citibank New York	1,925,015,504	1.906%
Ever Chile SPA	1,888,369,814	1.869%
J P Morgan Chase Bank	1,467,058,508	1.452%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,059,183,739	1.049%
Banco Santander Chile	908,362,594	0.899%
A.F.P Habitat S.A. for A Fund	607,941,211	0.602%
BCI Corredores de Bolsa S.A.	583,213,648	0.577%
Valores Security S.A. Corredores de Bolsa	535,070,913	0.530%
Inversiones CDP SPA	487,744,912	0.483%
Santander S.A. Corredores de Bolsa Limitada	480,194,628	0.475%
BTG PACTUAL CHILE S. A. Corredores de Bolsa	475,548,665	0.471%
AFP Cuprum S. A. for A Fund	467,874,965	0.463%
Subtotal	85,170,568,723	84.313%
Others shareholders	15,846,512,391	15.687%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2022 to September 30, 2023:

Total Ordinary Shares

Total shares as of December 31, 2022	101,017,081,114

Total shares as of September 30, 2023	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023 it was approved the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile, with charge to the net distributable income for the year 2022. The dividends paid in the in the period 2023 amounted to Ch$866,929 million.

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the period 2022 amounted to Ch$539,827 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of September 30, 2023 amounted to Ch$136,674 million.

As indicated, as of September 30, 2023, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$721,417 million (Ch$866,929 million as of December 31, 2022). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of September 30, for an amount of Ch$432,850 million (Ch$520,158 million in December 2022), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of September 30, 2023 and 2022 were determined as follows:

	September	September
	2023	2022
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	858,091	1,062,823
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	8.49	10.52

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million of Chilean pesos)	858,091	1,062,823
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	8.49	10.52

As of September 30, 2023 and 2022, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of September 30, 2023 and 2022:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469	(47,808)	111,694	(21)	(27,595)	36,270	38,739
Other comprehensive income for the period	(8)	199	(52)	139	5,118	(119,933)	(48)	35,178	(79,685)	(79,546)
Balances as of September 30, 2022	(216)	3,789	(965)	2,608	(42,690)	(8,239)	(69)	7,583	(43,415)	(40,807)

Opening balances as of January 1, 2023	(338)	3,790	(932)	2,520	268	(103,782)	(190)	31,382	(72,322)	(69,802)
Other comprehensive income for the period	(30)	3,472	(929)	2,513	(22,018)	147,508	92	(38,758)	86,824	89,337
Balances as of September 30, 2023	(368)	7,262	(1,861)	5,033	(21,750)	43,726	(98)	(7,376)	14,502	19,535

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2023, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2022 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2021 and November 2022, amounting to Ch$542,504 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	September	December
	2023	2022
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	299,065	348,774

Letters of credit for goods circulation operations	338,961	424,195

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,183,750	2,230,917
Transactions related to contingent events in foreing currency	455,700	466,691

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,461,873	1,396,659
Balance of lines of credit on credit card – commercial loans	316,363	290,950
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,477,650	1,457,303
Balance of lines of credit on credit card – consumer loans	6,734,788	6,202,951
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	—	72,355

Other credit commitments	—	—

Total	13,268,150	12,890,795

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	September	December
	2023	2022
	MCh$	MCh$

Transactions on behalf of third parties
Collections	182,411	174,238
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	830,693	766,706
Subtotal	1,013,104	940,944

Securities custody
Securities safekept by a banking subsidiary	5,787,542	5,593,924
Securities safekept by the Bank	3,655,879	3,646,536
Securities safekept deposited in another entity	15,229,467	14,855,338
Securities issued by the bank	—	—
Subtotal	24,672,888	24,095,798

Total	25,685,992	25,036,742

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2023, the Bank maintain provisions for judicial contingencies amounting to Ch$1,209 million (Ch$1,790 million as of December 2022), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2023
	2023	2024	2025	2026	2027	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	214	739	256	—	—	1,209

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2023 and December 31, 2022, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,264,000 maturing January 5, 2024 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 915,300.

As of September 30, 2023 and December 31, 2022, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	September	December
	2023	2022
Guarantees:	MCh$	MCh$
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	5,724	15,840
Electronic Chilean Securities Exchange, Stock Exchange	11,525	10,323

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,987	9,983

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	—

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	5,904	7,992

Cash guarantees received for operations with derivatives	4,609	743
Cash guarantees for operations with derivatives	4,471	1,443

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	216	273
Depósito Central de Valores S.A.	540	1,363

Financial intermediation securities received for operations with derivatives:
Internal custody	120	238

Total	43,096	48,198

In conformity with the internal regulation of the stock exchange in which it participates, and for the purpose of ensuring its proper performance, the Company maintains a pledge in favor of the Santiago Stock Exchange of one million shares of said stock exchange and the same number of shares of the Sociedad de Infraestructuras de Mercado S.A. It also maintains a pledge in favor of the Electronic Exchange for one hundred thousand shares of said Institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2024, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 311,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2024.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$2,559,313.32 for short sale operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund's investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of September 30, 2023 the entity maintains two insurance policies with effect from April 15, 2023 to April 14, 2024 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago. On August 21, 2023, the hearing of the case took place, which is currently under review

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Interest revenue	2,367,843	1,620,414	798,103	629,903
Interest expenses	(1,255,198)	(683,201)	(421,986)	(316,751)
Total net interest income	1,112,645	937,213	376,117	313,152

(b)	The composition of interest revenue is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	4,279	2,672	1,621	1,147
Debt financial instruments	10,572	10,276	3,537	3,400
Loans and advances to Banks	121,992	108,857	35,142	43,384
Commercial loans	1,099,394	720,532	376,309	278,770
Residential mortgage loans	271,835	235,153	92,546	82,077
Consumer Loans	578,756	431,362	200,409	159,866
Other financial instruments	44,143	7,414	17,674	5,767
Financial assets at fair value through other comprehensive income:
Debt financial instruments	263,201	113,975	80,536	53,180
Other financial instruments	—	—	—	—
Income of accounting hedges of interest rate risk	(26,329)	(9,827)	(9,671)	2,312
Total	2,367,843	1,620,414	798,103	629,903

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	September	September
	2023	2022
	MCh$	MCh$

Commercial loans	34,544	20,504
Residential mortgage loans	3,412	2,415
Consumer Loans	4,383	2,660
Total	42,339	25,579

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(b)	The composition of interest revenue is as follows, continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the period amounts to:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Commercial loans	633	522	239	157
Residential mortgage loans	1,569	952	656	370
Consumer Loans	—	—	—	—
Total	2,202	1,474	895	527

(c)	The composition of interest expenses is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	967	3,403	222	1,386
Saving accounts and time deposits	1,014,987	484,025	337,023	238,848
Obligations by repurchase agreements and securities lending	11,641	9,162	2,379	5,165
Borrowings from financial institutions	44,649	23,980	15,878	10,367
Debt financial instruments issued	187,066	154,535	68,894	53,773
Other financial obligations	—	—	—	—
Lease liabilities	1,335	1,400	434	479
Financial instruments of regulatory capital issued	26,318	23,094	9,929	8,006
Income of accounting hedges of interest rate risk	(31,765)	(16,398)	(12,773)	(1,273)
Total	1,255,198	683,201	421,986	316,751

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(d)	As of September 30, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the nine-months period ended September 30,						07.01.2023 to			07.01.2022 to
	2023			2022			09.30.2023			09.30.2022
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	608	—	608	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	(740)	—	(740)	—	—	—	—	—	—
Gain from cash flow accounting hedges	88,585	131,814	220,399	65,327	77,433	142,760	6,983	25,057	32,040	13,033	17,056	30,089
Loss from cash flow accounting hedges	(114,914)	(100,049)	(214,963)	(74,414)	(61,035)	(135,449)	(16,654)	(12,284)	(28,938)	(10,721)	(15,783)	(26,504)
Net gain on hedge items	—	—	—	(608)	—	(608)	—	—	—	—	—	—
Total	(26,329)	31,765	5,436	(9,827)	16,398	6,571	(9,671)	12,773	3,102	2,312	1,273	3,585

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses:

(a)	At the end of the period, the summary of UF indexation is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

UF indexation revenue	535,453	1,683,547	54,190	599,991
UF indexation expenses	(318,961)	(911,247)	(23,333)	(330,063)
Total net income from UF indexation	216,492	772,300	30,857	269,928

(b)	The composition of UF indexation revenue is as follows

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—
Debt financial instruments	17,753	54,061	1,669	19,358
Loans and advances to Banks	—	—	—	—
Commercial loans	204,338	678,314	21,219	244,173
Residential mortgage loans	352,340	1,060,404	36,489	378,179
Consumer Loans	1,332	5,706	114	1,931
Other financial instruments	1,962	3,033	229	941
Financial assets at fair value through other comprehensive income:
Debt financial instruments	19,197	54,421	637	20,225
Other financial instruments	—	—	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(61,469)	(172,392)	(6,167)	(64,816)
Total	535,453	1,683,547	54,190	599,991

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	September	September
	2023	2022
	MCh$	MCh$

Commercial loans	4,297	4,083
Residential mortgage loans	5,373	6,724
Consumer Loans	8	74
Total	9,678	10,881

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(b)	The composition of UF indexation revenue is as follows, continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the period amounted to:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Commercial loans	1,039	819	312	244
Residential mortgage loans	3,646	2,933	1,257	1,233
Consumer Loans	—	—	—	—
Total	4,685	3,752	1,569	1,477

(c)	The composition of UF indexation expenses is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	9,440	30,719	1,410	10,576
Saving accounts and time deposits	65,222	144,165	5,671	59,908
Obligations by repurchase agreements and securities lending	—	—	—	—
Borrowings from financial institutions	—	—	—	—
Debt financial instruments issued	214,684	640,824	14,721	225,432
Other financial obligations	—	—	—	—
Financial instruments of regulatory capital issued	29,615	95,539	1,531	34,147
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—	—	—
Total	318,961	911,247	23,333	330,063

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	UF indexation revenue and expenses, continued:

(d)	As of September 30, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the nine-months period ended September 30,						07.01.2023 to			07.01.2022 to
	2023			2022			09.30.2023			09.30.2022
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	2,308	—	2,308	—	—	—	2,308	—	2,308	—	—	—
Loss from cash flow accounting hedges	(63,777)	—	(63,777)	(172,392)	—	(172,392)	(8,475)	—	(8,475)	(64,816)	—	(64,816)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—
Total	(61,469)	—	(61,469)	(172,392)	—	(172,392)	(6,167)	—	(6,167)	(64,816)	—	(64,816)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income and Expeses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2023	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Income from commissions and services rendered
Comissions from card services	181,974	160,138	60,036	53,362
Remuneration from administration of mutual funds, investment funds or others	87,196	90,388	29,921	31,203
Comissions from collections and payments	58,814	63,484	20,265	22,272
Comissions from portfolio management	46,343	43,720	15,813	15,636
Comissions from guarantees and letters of credit	27,507	26,117	9,505	9,304
Brand use agreement	24,947	20,031	8,643	6,806
Use of distribution channel	22,651	20,055	7,572	6,729
Insurance not related to the granting of credits to natural persons	18,697	15,832	6,375	5,639
Comissions from trading and securities management	13,057	15,288	4,599	5,488
Insurance related to the granting of credits to natural persons	11,711	10,609	4,189	3,666
Comissions from credit prepayments	8,045	7,306	3,001	2,434
Insurance not related to the granting of credits to legal entities	6,570	2,866	2,160	1,151
Comissions from lines of credit and current account overdrafts	3,707	3,412	1,250	1,168
Financial advisory services	1,789	6,704	463	4,564
Insurance related to the granting of credits to legal entities	1,652	1,273	646	413
Comissions from factoring operations services	1,028	1,026	352	351
Loan commissions with letters of credit	79	124	27	42
Other commission earned	12,439	12,857	4,302	4,057
Total	528,206	501,230	179,119	174,285

Expenses from commissions and services received
Commissions from card transactions	41,554	36,655	13,969	11,927
Interbank transactions	36,876	28,893	13,063	10,501
Expenses from obligations of loyalty and merit card customers programs	28,747	24,921	14,358	9,672
Commissions from use of card brands license	6,729	6,617	2,457	1,245
Comissions from securities transaction	3,854	4,246	1,205	1,531
Collections and payments	3,192	3,344	1,059	1,125
Other commissions from services received	1,789	1,375	523	389
Total	122,741	106,051	46,634	36,390

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Interim Consolidated Income Statement for the period corresponds to the following concepts:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
Financial result from:	MCh$	MCh$	MCh$	MCh$

Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	4,102,782	4,883,154	1,306,029	1,911,088
Debt Financial Instruments	225,499	149,080	72,451	61,266
Other financial instruments	18,361	7,576	8,720	3,914

Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(4,106,020)	(4,914,853)	(1,384,471)	(1,900,576)
Other financial instruments	(324)	(81)	718	(436)
Subtotal	240,298	124,876	3,447	75,256

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—	—	—
Debt instruments issued	—	—	—	—
Others	—	—	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	43	—	43	—
Financial assets at fair value through other comprehensive income	(308)	(57,901)	(242)	(58,376)
Financial liabilities at amortized cost	—	(1)	—	—
Financial instruments of regulatory capital issued	—	—	—	—
Subtotal	(265)	(57,902)	(199)	(58,376)

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	52,571	(51,357)	(61,464)	(27,458)
Gain (loss) from indexation for exchange rate	8,719	15,017	17,115	5,576
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	49,483	147,789	168,927	51,126
Subtotal	110,773	111,449	124,578	29,244

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Lease liabilities	—	—	—	—
Financial instruments of regulatory capital issued	—	—	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—	—	—

Total	350,806	178,423	127,826	46,124

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	(22)	(64)	(53)	(30)
Commercial loans	(3,606)	(11,680)	(8,340)	(4,079)
Residential mortgage loans	—	—	—	—
Consumer loans	(49)	(115)	(103)	(44)
Contingent loans	(282)	(1,716)	(1,045)	(814)
Total	(3,959)	(13,575)	(9,541)	(4,967)

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		September	September
Company	Shareholder	2023	2022
		MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	3,779	3,550
Centro de Compensación Automatizado S.A.	Banco de Chile	1,152	1,066
Administrador Financiero del Transantiago S.A.	Banco de Chile	490	514
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	317	318
Redbanc S.A.	Banco de Chile	240	663
Sociedad Imerc OTC S.A.	Banco de Chile	106	91
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	63	103
Subtotal Associates		6,147	6,305

Joint Ventures
Servipag Ltda.	Banco de Chile	1,646	1,194
Artikos Chile S.A.	Banco de Chile	553	428
Subtotal Joint Ventures		2,199	1,622

Minority Investments
Sociedad de Infraestructuras de Mercado S.A.	Banchile Corredores de Bolsa	895	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Banchile Corredores de Bolsa	51	451
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	37	37
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	19	12
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	9	—
Subtotal Minority Investments		1,011	500
Total		9,357	8,427

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	September	September
	2023	2022
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	3,977	4,504
Other income from assets received in payment or foreclosed at judicial auction	38	161
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(647)	(292)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(4,730)	(5,144)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(651)	(651)
Non-current assets held for sale
Investments in other companies	—	(435)
Intangible assets	—	—
Property and equipment	2,258	553
Assets for recovery of assets transferred in financial leasing operations	1,964	1,170
Other assets	—	—
Disposal groups held for sale	—	—
Total	2,209	(134)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses:

a)	During the periods 2023 and 2022, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2023	2022
	MCh$	MCh$

Expense recovery	19,547	1,635
Tax management income	6,790	104
Income from investment properties	5,084	4,936
Revaluation of prepaid monthly payments	2,487	9,426
Income from correspondent banks	2,162	2,359
Foreign trade income	72	52
Fiduciary and trustee commissions	60	55
Expense recovery income	47	35
Others income	249	127
Total	36,498	18,729

b)	During the periods 2023 and 2022, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2023	2022
	MCh$	MCh$

Write-offs for operating risks	18,956	12,051
Expenses for credit operations of financial leasing	2,630	3,802
Legal expenses	2,396	1,321
Correspondent banks	1,828	2,572
Expenses for charge-off leased assets recoveries	409	72
Card administration	356	1,937
Renegotiated loan insurance premium	223	270
Life ensurance	213	193
Valuation expense	194	336
Provision for pending operations (90 days)	151	(380)
Provisions for trials and litigation	123	39
(Release) expense of provisions for operational risk	(1,431)	(357)
Expense recovery from operational risk events	(6,283)	(4,317)
Others expenses	949	730
Total	20,714	18,269

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2023 and 2022 is as follows:

	September	September
	2023	2022
	MCh$	MCh$

Expenses for short-term employee benefit	381,149	357,663
Expenses for employee benefits due to termination of employment contract	14,808	17,556
Training expenses	3,508	2,032
Expenses for nursery and kindergarten	1,131	1,051
Other personnel expenses	5,039	4,025
Total	405,635	382,327

38.	Administrative expenses:

This item is composed as follows:

	September	September
	2023	2022
	MCh$	MCh$
General administrative expenses
Information technology and communications	104,306	90,277
Maintenance and repair of property and equipment	35,792	30,714
External advisory services and professional services fees	8,978	10,881
Surveillance and securities transport services	8,292	9,699
Insurance premiums except to cover operational risk events	7,458	6,172
Office supplies	6,678	6,594
External financial information and fraud prevention service	5,209	4,752
Legal and notary expenses	4,575	2,586
Energy, heating and other utilities	4,160	3,837
Postal box, mail, postage and home delivery services	3,343	3,226
Other expenses of obligations for lease contracts	2,981	2,694
External service of custody of documentation	2,916	2,880
Expenses for short-term leases	2,846	2,037
Donations	2,521	1,656
Representation and travel expenses	2,363	1,680
Card embossing service	1,224	933
Fees for other technical reports	752	551
Fees for review and audit of the financial statements by the external auditor	648	529
Expenses for leases low value	369	374
Fines applied by other agencies	96	207
Other general administrative expenses	16,658	14,976

Outsource services
Technological developments expenses, certification and technology testing	16,206	13,173
Data processing	8,740	6,341
External credit evaluation service	4,091	3,464
External collection service	2,471	—
External human resources administration services and supply of external personnel	1,156	1,123
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	289	266
Call Center service for sales, marketing, quality control customer service	84	68

Board expenses
Board of Directors Compensation	2,484	2,304
Other Board expenses	88	39

Marketing	27,646	24,769

Taxes, contributions and other legal charges
Contribution to the banking regulator	11,041	10,145
Real estate contributions	3,990	3,651
Taxes other than income tax	1,852	1,591
Municipal patents	1,251	1,167
Other legal charges	57	46
Total	303,611	265,402

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2023 and 2022, are detailed as follows:

	September	September
	2023	2022
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	21,352	15,611
Depreciation of property and equipment
Buildings and land	6,923	6,960
Other property and equipment	16,047	16,384
Depreciation and impairment of leased assets
Buildings and land	23,722	23,123
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	744	741
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	—	—
Amortization of other assets per activity income asset	—	—
Total	68,788	62,819

40.	Impairment of non-financial assets:

As of September 30, 2023 and 2022, the composition of the item for impairment of non-financial assets is composed as follows:

	September	September
	2023	2022
	MCh$	MCh$

Impairment of intangible assets	25	122
Impairment of property and equipment	2	9
Impairment of assets from income from ordinary activities from contracts with customers	85	(71)
Total	112	60

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$

Expense of provisions established for loan credit risk	280,981	194,324	77,479	74,504
Expense of special provisions for credit risk	(31)	158,378	(956)	41,248
Recovery of written-off credits	(44,542)	(48,606)	(17,840)	(16,214)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(3,057)	7,653	1,788	6,680
Total	233,351	311,749	60,471	106,218

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2023	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	59	—	—	—	—	59	—	59
Provisions released	—	—	—	—	—	—	—	—
Subtotal	59	—	—	—	—	59	—	59
Commercial loans
Provisions established	—	—	—	18,836	47,124	65,960	—	65,960
Provisions released	(5,166)	(4,510)	(14,241)	—	—	(23,917)	(19,671)	(43,588)
Subtotal	(5,166)	(4,510)	(14,241)	18,836	47,124	42,043	(19,671)	22,372
Residential mortgage loans
Provisions established	—	—	—	—	9,832	9,832	—	9,832
Provisions released	—	(725)	—	—	—	(725)	—	(725)
Subtotal	—	(725)	—	—	9,832	9,107	—	9,107
Consumer loans
Provisions established	—	—	—	—	252,449	252,449	—	252,449
Provisions released	—	(3,006)	—	—	—	(3,006)	—	(3,006)
Subtotal	—	(3,006)	—	—	252,449	249,443	—	249,443
Expense (release) of provisions for credit risk	(5,107)	(8,241)	(14,241)	18,836	309,405	300,652	(19,671)	280,981

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(12,875)
Residential mortgage loans								(8,965)
Consumer loans								(22,702)
Subtotal								(44,542)
Loan credit loss expenses								236,439

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2022	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	125	—	—	—	—	125	—	125
Provisions released	—	—	—	—	—	—	—	—
Subtotal	125	—	—	—	—	125	—	125
Commercial loans
Provisions established	4,630	—	15,344	5,477	35,273	60,724	—	60,724
Provisions released	—	(3,447)	—	—	—	(3,447)	(14,929)	(18,376)
Subtotal	4,630	(3,447)	15,344	5,477	35,273	57,277	(14,929)	42,348
Residential mortgage loans
Provisions established	—	4,060	—	—	1,598	5,658	—	5,658
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	4,060	—	—	1,598	5,658	—	5,658
Consumer loans
Provisions established	—	38,710	—	—	107,483	146,193	—	146,193
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	38,710	—	—	107,483	146,193	—	146,193
Expense (release) of provisions for credit risk	4,755	39,323	15,344	5,477	144,354	209,253	(14,929)	194,324

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								(19,267)
Residential mortgage loans								(7,963)
Consumer loans								(21,376)
Subtotal								(48,606)
Loan credit loss expenses								145,718

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	For the nine-months period ended September 30,		07.01.2023 to	07.01.2022 to
	2023	2022	09.30.2023	09.30.2022
	MCh$	MCh$	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—	—	—
Commercial loans	(2,084)	6,293	429	6,567
Consumer loans	(1,512)	(932)	(898)	147
Expenses form provisions for country risk for transactions with debtors with residence abroad	3,565	8,017	(487)	(466)
Expense of special provisions for loans abroad	—	—	—	—
Expenses of additional loan provisions:
Loans and advances to Banks	—	145,000	—	35,000
Commercial loans	—	—	—	—
Consumer loans	—	—	—	—
Expense of other special provisions established for credit risk	(31)	158,378	(956)	41,248

42.	Income from discontinued operations:

As of September 30, 2023 and December 31, 2022, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of September 30, 2023	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	267,054	—	—	267,054
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,292	—	—	6,292
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	241,138	1,208	11,206	253,552
Residential mortgage loans	—	—	17,921	59,528	77,449
Consumer Loans	—	4	1,736	10,621	12,361
Allowances established – Loans	—	(1,465)	(16)	(262)	(1,743)
Other assets	10	130,419	—	43	130,472
Contingent loans	—	101,445	4,476	18,320	124,241

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	286,897	—	317	287,214
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	3,999	—	—	3,999
Financial liabilities at amortized cost:
Current accounts and other demand deposits	277	183,180	3,570	7,134	194,161
Saving accounts and time deposits	3,171	181,705	5,285	25,116	215,277
Obligations by repurchase agreements and securities lending	—	6,627	—	—	6,627
Borrowings from financial institutions	—	52,198	—	—	52,198
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,518	—	—	10,518
Other liabilities	—	132,048	350	37	132,435

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2022	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established – Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Contingent loans	—	177,834	4,119	17,872	199,825

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost:
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of September 30, 2023	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	20,901	399	2,000	23,300
UF indexation revenue	—	2,966	517	2,034	5,517
Income from commissions	139	79,911	15	64	80,129
Net Financial income (expense)	—	(4,009)	—	—	(4,009)
Other income	—	218	—	—	218
Total Income	139	99,987	931	4,098	105,155

Interest expense	1,284	5,735	468	1,914	9,401
UF indexation expenses	—	—	14	7	21
Expenses from commissions	—	23,716	—	—	23,716
Expenses credit losses (gains)	—	(2,331)	(6)	(68)	(2,405)
Expenses from salaries and employee benefits	—	276	32,344	63,735	96,355
Administrative expenses	—	9,325	2,862	105	12,292
Other expenses	—	—	2	19	21
Total Expenses	1,284	36,721	35,684	65,712	139,401

As of September 30, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	15,696	325	1,517	17,538
UF indexation revenue	—	18,855	1,526	5,906	26,287
Income from commissions	66	83,055	18	50	83,189
Net Financial income (expense)	—	85,709	—	—	85,709
Other income	—	79	—	—	79
Total Income	66	203,394	1,869	7,473	212,802

Interest expense	821	6,762	96	759	8,438
UF indexation expenses	—	—	5	46	51
Expenses from commissions	—	26,332	—	—	26,332
Expenses credit losses (gains)	—	256	(7)	(39)	210
Expenses from salaries and employee benefits	—	—	27,076	56,573	83,649
Administrative expenses	—	15,421	2,707	74	18,202
Other expenses	—	10	1	10	21
Total Expenses	821	48,781	29,878	57,423	136,903

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal persons, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of September 30, 2023

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	477	—	477	—	34
		IT support services	30 days	Contract	Yes	216	—	216	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	284	—	284	—	377
		Collection services	30 days	Contract	Yes	3,288	—	3,288	—	—
		Software services	30 days	Contract	Yes	107	—	107	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	248	—	248	—	6
		Brokerage commission	30 days	Contract	Yes	235	—	235	—	—
		IT support services	30 days	Contract	Yes	195	—	195	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	991	—	991	—	212
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	254	—	254	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	203	—	203	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	12,327	—	12,327	—	1,472
		IT proyect services	30 days	Contract	Yes	536	—	536	—	—
		IT services	30 days	Contract	Yes	196	—	196	—	—
		Installation services	30 days	Contract	Yes	104	—	104	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	73	—	73	—	—
		IT services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of September 30, 2023

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	769	—	769	—	42
		Custodial services	30 days	Contract	Yes	824	—	824	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	283	—	283	—	—
Universidad Del Desarrollo	Other related parties	Loyalty	30 days	Contract	Yes	115	—	115	—	—
Universidad Adolfo Ibañez	Other related parties	Training	30 days	Contract	Yes	219	—	219	—	—
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	148	—	—	—
		Card processing	30 days	Contract	Yes	3,487	—	3,487	—	—
		IT services	30 days	Contract	Yes	405	—	405	—	—
		Embossing services	30 days	Contract	Yes	235	—	235	—	—
		Customer product delivery services	30 days	Contract	Yes	273	—	273	—	—
		Fraud prevention services	30 days	Contract	Yes	380	—	380	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	497	—	497	—	60
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	557	—	557	—	37
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	105	—	105	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	261	—	261	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	440	—	440	—	71
		Exchange commission	30 days	Contract	Yes	72,734	72,734	—	9	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	386	—	386	—	295
		Transfer services	30 days	Contract	Yes	1,932	—	1,932	—	—
		Collection services	30 days	Contract	Yes	137	—	137	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	352	—	352	—	18
		IT services	30 days	Contract	Yes	239	—	239	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	4,522	4,522	—	6,325	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	250	—	—	—	140
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	183	—	—	—	945
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	218	—	—	—	425
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	95	—	—	—	249
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	191	—	—	—	—
Inmob Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	131	—	—	—	394

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2022

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	440	—	440	—	32
		IT support services	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	584	—	584	—	134
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	768	—	768	—	—
		Collection services	30 days	Contract	Yes	4,405	—	4,405	—	465
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	IT support services	30 days	Contract	Yes	259	—	259	—	—
		Service of financial information	30 days	Contract	Yes	335	—	335	—	—
		Brokerage commission	30 days	Contract	Yes	310	—	310	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,183	—	1,183	—	168
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	399	—	399	—	—
		Electronic transaction management services	30 days	Contract	Yes	13,380	—	13,380	—	1,223
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	6,029	—	6,029	—	2,281
		IT support services	30 days	Contract	Yes	2,873	—	2,873	—	—
Depósito Central de Valores S.A.	Other related parties	Custodial services	30 days	Contract	Yes	2,230	—	2,230	—	53
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Space rental	30 days	Contract	Yes	82	—	82	—	—
Tagle y Compañía Ltda.	Other related parties	Legal services	30 days	Contract	Yes	126	—	126	—	6
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Yes	224	—	224	—	15
Radiodifusión SPA	Other related parties	Advertising service	30 days	Contract	Yes	105	—	105	—	4

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2022

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Yes	1,185	—	1,185	—	1,679
		Card processing	30 days	Contract	Yes	11,178	—	11,178	—	—
		IT development services	30 days	Contract	Yes	1,565	—	1,565	—	—
		Embossing services	30 days	Contract	Yes	724	—	724	—	—
		Fraud prevention services	30 days	Contract	Yes	1,234	—	1,234	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	421	—	421	—	17
		IT services	30 days		Yes	340	—	340	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	275	—	275	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	588	—	588	—	56
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	830	—	830	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	480	—	480	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	153	—	153	—	—
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	1,150	—	1,150	—	91
		Exchange commission	30 days	Contract	Yes	94,489	94,489	—	8	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,340	—	2,340	—	378
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	10,583	10,583	—	6,702	—
Centros Comerciales vecinales Arauco Express s.a	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	170
Nuevos Desarrollos s.a.	Other related parties	Financial lease agreements	30 days	Contract	Yes	303	—	—	—	392
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	221	—	—	—	1,039
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	263	—	—	—	593
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	320
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	—
Inmob Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	178	—	—	—	505

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	September	September
	2023	2022
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	2,484	2,304

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	31,523	26,253
Payment for benefits to employees for termination of employment contract	821	823
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	32,344	27,076
Total	34,828	29,380

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	September	September
	2023	2022
	No. Executives
Directory:
Directors – Bank and its subsidiaries	17	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	90	94
Division Managers / Area – Subsidiaries	32	31
Subtotal	128	131
Total	145	148

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). Likewise, for certain fixed-income instruments maintained in investment portfolios, the portion of the adjustment at fair value explained by impairment due to credit risk of the counterparty is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument's market rate.

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives. For its part, credit risk impairment is computed for fixed income instruments measured at fair value through other comprehensive income (FVTOCI) and fixed income instruments measured at amortized cost (held to maturity).

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	330,252	565,373	—	—	330,252	565,373
Swaps	—	—	2,109,483	2,389,577	—	—	2,109,483	2,389,577
Call Options	—	—	5,025	2,321	—	—	5,025	2,321
Put Options	—	—	789	2,758	—	—	789	2,758
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,445,549	2,960,029	—	—	2,445,549	2,960,029
Debt Financial Instruments:
From the Chilean Government and Central Bank	144,028	28,128	3,257,003	3,031,164	—	—	3,401,031	3,059,292
Other debt financial instruments issued in Chile	—	—	106,393	273,934	57,694	100,519	164,087	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	144,028	28,128	3,363,396	3,305,098	57,694	100,519	3,565,118	3,433,745

Others	454,970	257,325	—	—	—	—	454,970	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	502,784	552,763	1,280,863	1,706,094	—	—	1,783,647	2,258,857
Other debt financial instruments issued in Chile	—	—	1,449,919	1,499,625	92,611	41,283	1,542,530	1,540,908
Financial debt instruments issued Abroad	—	—	198,606	167,627	—	—	198,606	167,627
Subtotal	502,784	552,763	2,929,388	3,373,346	92,611	41,283	3,524,783	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	59,519	27,077	—	—	59,519	27,077
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	59,519	27,077	—	—	59,519	27,077
Total	1,101,782	838,216	8,797,852	9,665,550	150,305	141,802	10,049,939	10,645,568

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	357,889	535,643	—	—	357,889	535,643
Swaps	—	—	2,251,482	2,560,285	—	—	2,251,482	2,560,285
Call Options	—	—	2,516	1,665	—	—	2,516	1,665
Put Options	—	—	2,689	3,889	—	—	2,689	3,889
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,614,576	3,101,482	—	—	2,614,576	3,101,482

Others	—	—	2,109	6,271	—	—	2,109	6,271

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	125,412	223,016	—	—	125,412	223,016
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	125,412	223,016	—	—	125,412	223,016
Total	—	—	2,742,097	3,330,769	—	—	2,742,097	3,330,769

(1)	As of September 30, 2023, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	September 2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	350	—	18,085	(62,111)	15,190	(14,339)	57,694
Subtotal	100,519	350	—	18,085	(62,111)	15,190	(14,339)	57,694

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	2,256	(5,470)	63,930	(1,695)	—	(7,693)	92,611
Subtotal	41,283	2,256	(5,470)	63,930	(1,695)	—	(7,693)	92,611
Total	141,802	2,606	(5,470)	82,015	(63,806)	15,190	(22,032)	150,305

	December 2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Subtotal	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Total	76,687	(575)	4,921	137,004	(76,235)	—	—	141,802

(1)	Recorded in income under item “Net Financial income (expense)”.

(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2023		As of December 31, 2022
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	57,694	(1,146)	100,519	(997)
Subtotal	57,694	(1,146)	100,519	(997)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	92,611	(2,733)	41,283	(1,263)
Subtotal	92,611	(2,733)	41,283	(1,263)
Total	150,305	(3,879)	141,802	(2,260)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,077,010	2,764,884	3,077,010	2,764,884
Transactions in the course of collection	539,074	772,196	539,074	772,196
Subtotal	3,616,084	3,537,080	3,616,084	3,537,080
Financial assets at amortized cost:
Rights from resale agreements and securities lending	51,349	54,061	51,349	54,061
Debt financial instruments	911,831	902,355	817,197	836,527
Loans and advances to Banks:
Domestic banks	149,985	—	149,985	—
Central Bank of Chile	1,700,874	1,801,100	1,700,874	1,801,100
Foreign banks	330,142	373,015	328,089	369,526
Subtotal	3,144,181	3,130,531	3,047,494	3,061,214
Loans to customers, net:
Commercial loans	19,230,252	19,871,510	18,673,286	19,161,774
Residential mortgage loans	11,983,201	11,386,851	11,489,631	11,138,046
Consumer loans	4,793,069	4,658,051	4,857,595	4,608,041
Subtotal	36,006,522	35,916,412	35,020,512	34,907,861
Total	42,766,787	42,584,023	41,684,090	41,506,155

Liabilities
Transactions in the course of payment	484,839	681,792	484,839	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	12,786,573	13,383,232	12,786,573	13,383,232
Saving accounts and time deposits	15,138,985	14,157,141	15,135,815	14,140,995
Obligations by repurchase agreements and securities lending	100,332	216,264	100,332	216,264
Borrowings from financial institutions	5,345,511	5,397,676	5,034,150	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	1,588	2,328	1,639	2,466
Letters of credit for general purposes	19	49	19	52
Bonds	9,516,161	9,265,570	8,994,987	9,030,443
Other financial obligations	253,361	344,030	253,394	363,809
Subtotal	43,142,530	42,766,290	42,306,909	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	1,036,187	1,010,905	945,581	1,002,250
Total	44,663,556	44,458,987	43,737,329	43,665,730

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2023 and December 31, 2022:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,077,010	2,764,884	—	—	—	—	3,077,010	2,764,884
Transactions in the course of collection	539,074	772,196	—	—	—	—	539,074	772,196
Subtotal	3,616,084	3,537,080	—	—	—	—	3,616,084	3,537,080
Financial assets at amortized cost:
Rights from resale agreements and securities lending	51,349	54,061	—	—	—	—	51,349	54,061
Debt financial instruments	817,197	836,527	—	—	—	—	817,197	836,527
Loans and advances to Banks:
Domestic banks	149,985	—	—	—	—	—	149,985	—
Central Bank of Chile	1,700,874	1,801,100	—	—	—	—	1,700,874	1,801,100
Foreign banks	—	—	—	—	328,089	369,526	328,089	369,526
Subtotal	2,719,405	2,691,688	—	—	328,089	369,526	3,047,494	3,061,214
Loans to customers, net:
Commercial loans	—	—	—	—	18,673,286	19,161,774	18,673,286	19,161,774
Residential mortgage loans	—	—	—	—	11,489,631	11,138,046	11,489,631	11,138,046
Consumer loans	—	—	—	—	4,857,595	4,608,041	4,857,595	4,608,041
Subtotal	—	—	—	—	35,020,512	34,907,861	35,020,512	34,907,861
Total	6,335,489	6,228,768	—	—	35,348,601	35,277,387	41,684,090	41,506,155

Liabilities
Transactions in the course of payment	484,839	681,792	—	—	—	—	484,839	681,792
Financial liabilities at amortized cost:
Current accounts and other demand deposits	12,786,573	13,383,232	—	—	—	—	12,786,573	13,383,232
Saving accounts and time deposits	—	—	—	—	15,135,815	14,140,995	15,135,815	14,140,995
Obligations by repurchase agreements and securities lending	100,332	216,264	—	—	—	—	100,332	216,264
Borrowings from financial institutions	—	—	—	—	5,034,150	4,844,427	5,034,150	4,844,427
Debt financial instruments issued:
Letters of credit for residential purposes	—	—	1,639	2,466	—	—	1,639	2,466
Letters of credit for general purposes	—	—	19	52	—	—	19	52
Bonds	—	—	8,994,987	9,030,443	—	—	8,994,987	9,030,443
Other financial obligations	—	—	—	—	253,394	363,809	253,394	363,809
Subtotal	12,886,905	13,599,496	8,996,645	9,032,961	20,423,359	19,349,231	42,306,909	41,981,688
Financial instruments of regulatory capital issued:
Subordinate bonds	—	—	—	—	945,581	1,002,250	945,581	1,002,250
Total	13,371,744	14,281,288	8,996,645	9,032,961	21,368,940	20,351,481	43,737,329	43,665,730

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of September 30, 2023 and December 31, 2022. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	September 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	3,077,010	—	—	—	3,077,010	—	—	—	—	3,077,010
Transactions in the course of collection	—	539,074	—	—	539,074	—	—	—	—	539,074
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	117,619	141,777	365,270	624,666	627,114	399,631	794,138	1,820,883	2,445,549
Debt financial instruments	—	3,565,118	—	—	3,565,118	—	—	—	—	3,565,118
Others	—	454,970	—	—	454,970	—	—	—	—	454,970
Financial assets at fair value through other comprehensive income	—	254,023	276,043	1,989,057	2,519,123	194,394	19,537	791,729	1,005,660	3,524,783
Derivative contracts financial for hedging purposes	—	—	6,966	—	6,966	7,005	20,006	25,542	52,553	59,519
Financial assets at amortized cost
Rights from resale agreements and securities lending	—	39,017	7,911	4,421	51,349	—	—	—	—	51,349
Debt financial instruments	—	—	—	—	—	470,672	—	441,159	911,831	911,831
Loans and advances to Banks (*)	—	1,957,684	13,995	210,081	2,181,760	—	—	—	—	2,181,760
Loans to customers, net (*)	—	4,904,867	3,352,797	6,398,744	14,656,408	7,163,544	3,774,159	11,163,649	22,101,352	36,757,760
Total fnancial assets	3,077,010	11,832,372	3,799,489	8,967,573	27,676,444	8,462,729	4,213,333	13,216,217	25,892,279	53,568,723

	September 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	484,839	—	—	484,839	—	—	—	—	484,839
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	108,325	147,735	376,869	632,929	649,347	441,424	890,876	1,981,647	2,614,576
Others	—	895	—	1,214	2,109	—	—	—	—	2,109
Derivative contracts financial for hedging purposes	—	—	1,794	—	1,794	16,042	6,771	100,805	123,618	125,412
Financial liabilities at amortized cost
Current accounts and other demand deposits	12,786,573	—	—	—	12,786,573	—	—	—	—	12,786,573
Saving accounts and time deposits (**)	—	9,471,976	4,309,178	928,396	14,709,550	70,764	544	582	71,890	14,781,440
Obligations by repurchase agreements and securities lending	—	100,029	303	—	100,332	—	—	—	—	100,332
Borrowings from financial institutions	—	205,766	168,304	4,858,506	5,232,576	112,935	—	—	112,935	5,345,511
Debt financial instruments issued
Letters of credit	—	183	339	408	930	263	80	334	677	1,607
Bonds	—	214,262	434,956	646,290	1,295,508	2,254,711	2,002,986	3,962,956	8,220,653	9,516,161
Other financial obligations	—	253,329	9	23	253,361	—	—	—	—	253,361
Lease liabilities	—	2,008	3,762	14,725	20,495	26,727	20,058	16,934	63,719	84,214
Financial instruments of regulatory capital issued	—	3,241	106,794	6,554	116,589	21,753	10,121	887,724	919,598	1,036,187
Total fnancial liabilities	12,786,573	10,844,853	5,173,174	6,832,985	35,637,585	3,152,542	2,481,984	5,860,211	11,494,737	47,132,322

Mismatch	(9,709,563)	987,519	(1,373,685)	2,134,588	(7,961,141)	5,310,187	1,731,349	7,356,006	14,397,542	6,436,401

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$751,238 million for loans to customers and Ch$759 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$357,545 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,764,884	—	—	—	2,764,884	—	—	—	—	2,764,884
Transactions in the course of collection	—	772,196	—	—	772,196	—	—	—	—	772,196
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	174,943	243,091	637,830	1,055,864	701,848	415,817	786,500	1,904,165	2,960,029
Debt financial instruments	—	3,433,745	—	—	3,433,745	—	—	—	—	3,433,745
Others	—	257,325	—	—	257,325	—	—	—	—	257,325
Financial assets at fair value through other comprehensive income	—	71,345	231,925	2,143,838	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
Derivative contracts financial for hedging purposes	—	—	—	15,863	15,863	443	8,052	2,719	11,214	27,077
Financial assets at amortized cost
Rights from resale agreements and securities lending	—	35,549	14,324	4,188	54,061	—	—	—	—	54,061
Debt financial instruments	—	—	—	—	—	16,280	445,624	440,451	902,355	902,355
Loans and advances to Banks (*)	—	1,904,367	63,396	207,029	2,174,792	—	—	—	—	2,174,792
Loans to customers, net (*)	—	4,940,664	2,937,024	6,830,834	14,708,522	7,403,768	3,752,730	10,829,784	21,986,282	36,694,804
Total fnancial assets	2,764,884	11,590,134	3,489,760	9,839,582	27,684,360	8,840,580	4,702,231	12,781,489	26,324,300	54,008,660

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	681,792	—	—	681,792	—	—	—	—	681,792
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	167,937	222,880	588,342	979,159	692,759	465,828	963,736	2,122,323	3,101,482
Others	—	4,355	1,916	—	6,271	—	—	—	—	6,271
Derivative contracts financial for hedging purposes	—	—	—	1,462	1,462	20,240	15,639	185,675	221,554	223,016
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	13,383,232	—	—	—	—	13,383,232
Saving accounts and time deposits (**)	—	9,342,195	2,962,617	1,324,088	13,628,900	113,901	5,940	655	120,496	13,749,396
Obligations by repurchase agreements and securities lending	—	216,212	52	—	216,264	—	—	—	—	216,264
Borrowings from financial institutions	—	289,675	84,391	675,089	1,049,155	4,348,521	—	—	4,348,521	5,397,676
Debt financial instruments issued						—	—	—
Letters of credit	—	338	364	528	1,230	744	39	364	1,147	2,377
Bonds	—	38,469	173,248	1,248,410	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
Other financial obligations	—	343,943	11	54	344,008	22	—	—	22	344,030
Lease liabilities	—	2,618	7,644	17,353	27,615	27,634	15,009	19,111	61,754	89,369
Financial instruments of regulatory capital issued	—	1,153	—	117,262	118,415	20,157	12,345	859,988	892,490	1,010,905
Total fnancial liabilities	13,383,232	11,088,687	3,453,123	3,972,588	31,897,630	7,119,099	2,797,048	5,657,603	15,573,750	47,471,380

Mismatch	(10,618,348)	501,447	36,637	5,866,994	(4,213,270)	1,721,481	1,905,183	7,123,886	10,750,550	6,537,280

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$778,392 million for loans to customers and Ch$677 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$407,745 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of September 30, 2023	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	25,881,560	20,396,345	143,718	6,119,234	—	31,672	179,629	8,206	20,590	17,367	18,405	52,816,726
Non-Financial assets	1,937,492	45,625	13,295	338,546	—	7	1,455	29	36	—	124	2,336,609
Total Assets	27,819,052	20,441,970	157,013	6,457,780	—	31,679	181,084	8,235	20,626	17,367	18,529	55,153,335

Liabilities
Financial liabilities	29,593,651	10,255,816	480	6,101,580	—	16,810	188,789	385,557	216,872	4,202	726,110	47,489,867
Non-Financial liabilities	1,990,092	345,358	588	297,098	—	16	3,830	29	47	106	171	2,637,335
Total Liabilities	31,583,743	10,601,174	1,068	6,398,678	—	16,826	192,619	385,586	216,919	4,308	726,281	50,127,202

Mismatch of Financial Assets and Liabilities (*)	(3,712,091)	10,140,529	143,238	17,654	—	14,862	(9,160)	(377,351)	(196,282)	13,165	(707,705)	5,326,859

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	27,002,192	19,662,498	118,265	6,164,921	—	40,693	191,526	2,646	13,243	14,491	19,116	53,229,591
Non-Financial assets	1,676,512	25,186	4,625	318,509	—	23	911	—	—	—	5	2,025,771
Total Assets	28,678,704	19,687,684	122,890	6,483,430	—	40,716	192,437	2,646	13,243	14,491	19,121	55,255,362

Liabilities
Financial liabilities	29,120,086	10,560,342	233	6,624,182	—	23,466	237,470	364,359	194,286	3,485	751,216	47,879,125
Non-Financial liabilities	1,981,737	209,270	355	323,996	—	28	2,106	56	37	117	208	2,517,910
Total Liabilities	31,101,823	10,769,612	588	6,948,178	—	23,494	239,576	364,415	194,323	3,602	751,424	50,397,035

Mismatch of Financial Assets and Liabilities (*)	(2,117,894)	9,102,156	118,032	(459,261)	—	17,227	(45,944)	(361,713)	(181,043)	11,006	(732,100)	5,350,466

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank's strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank's Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, which by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has under its supervision the Market Risk Management that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank's assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, model monitoring, validation and model risk management are carried out by the respective Areas that deal with these matters, ensuring the independence of the function.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank's global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank's business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management, the Strategic Management Deputy Management and the Advanced Cyber Intelligence and Analytics Unit. The Technological Risk Management and the Cybersecurity Assurance Deputy Management also constitute it, as control units. Numeral 5 of this Note describes the responsibilities of the indicated Unit, Managers and Deputy Managers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i)	Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, three Directors or Advisors to the Board, General Manager, Financial Management Control and Productivity Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank's internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies, provision models and methodologies associated with capital management. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, three regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv) Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Stress Testing, Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate alternative methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv)	Technical Committee for the Supervision of Internal Models, continued:

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, Retail Monitoring and Models, and the Deputy Managers of Big Data and Regulatory Systems, of Models Validation, of Pre-approved Admission, of Regulatory Models, Management Models and Provisions and a Head of People Risk Department who acts as secretary. The Committee meets monthly.

(v) Model Risk Management Committee

The main function of the Committee is to establish and supervise a model risk management framework at the institutional level of the models and methodologies found in the Bank's institutional inventory.

The Committee has the functions of reviewing and discussing the identification and evaluation of model risks, focused on recognizing and understanding: the risks that may arise from new or evolving initiatives; risks of existing models; and risks of emerging models. Provide guidance based on aggregate model risk results and appreciation of model limitations, through periodic review of model risk reports and dashboards. Ensure that the inventory of institutional models is kept up to date, in accordance with the procedures available in the model risk management framework. Become aware of the status of the observations to the models and the fulfillment of the action plans at the aggregate level. Analyze, review and propose modifications to model risk management documents. Submit the Model Risk Management policy for review and ratification by the Board of Directors on an annual basis.

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, Wholesale Credit Risk Division Manager, and the managers of Model Risk Areas and Internal Control, of Prevention of Asset Laundering, of Financial Control, Treasury and Capital, of Risk Models, of Retail and Regulatory Admission, of Operational Risk, of Retail and Model Monitoring, of Wholesale Monitoring and Risk Information, and by the Assistant Managers of Market Risk, Validation of Models, Model Risk Management that acts as secretary. The Committee meets quarterly.

(vi) Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of the Bank, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vi)	Operational Risk Higher Committee, continued:

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank's Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(vii) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management Control and Productivity Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Planning and PMO Manager, Customer Area Manager, Large Companies Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee session monthly and can be summoned extraordinarily.

(viii) Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management Control and Productivity Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of Directors. In case of absence of the Chairman, he is subrogated by the other member of the board of Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(viii)	Capital Management Committee, continued:

The Capital Management Committee's main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and propose to the Board of Directors, for its approval, the Corporate Capital Management Policy, (ii) review and approve the governance documentation associated with capital management, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and approve, on an annual basis, the Capital Plan and propose Internal Capital Objectives, for their subsequent approval by the Board of Directors, (v) review and approve the Comprehensive Risk Measurement (CRM) and the Business and Capital Risk Appetite Framework (RAF), (vi) review and approve the results of the Stress Tests (previously approved by the specialized Committees), in their integrated version, for inclusion in the Capital Plan, as well as the Bank's CRM and RAF, in their integrated versions, and propose adjustments to the Specialized Committees if deemed necessary, (vii) review and propose to the Board of Directors, for its approval, the Effective Equity Self-Assessment Report, (viii) periodically monitor the different metrics defined for the Bank's capital management, as well as the variables that affect those parameters, (ix) keep the Board of Directors informed of compliance with the Capital Plan, the Bank's Integrated RAF, including the Business and Capital RAF, as well as the evolution of the variables that affect capital management, (x) propose the activation and supervise the execution of the Contingency Plans associated with non-compliance with the RAF for Businesses and Capital, prior to their approval by the Board of Directors, as well as reviewing their updates annually, (xi) know and approve the methodologies and criteria used in regulatory and internal measurements related to capital management, and risk management with an impact on capital, associated with Pillars 1 and 2 of Basel, (xii) know and approve the information disclosed to the market within the framework of Pillar 3 of Basel, (xiii) review the results of the validation of the models associated with capital management and monitor the status of the observations generated from the validations, (xiv) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Total or Regulatory Capital Self-Assessment Report.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this purpose, there is a centralized guidelines document with directives and pattern related to the development of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under international regulations IFRS 9) and stress tests. The Board of Directors approves these guidelines and the models developed.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the Bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank's portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

Banco de Chile establishes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, during the year 2022 the Bank constituted additional provisions taking into account various prospective analyzes, economic cycle expectations and local, among the main factors. In turn, during this year, the Bank has not constituted or released any additional provisions.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank's business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, it has incorporated the new calculations of Risk-Weighted Assets and stress tests in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting the training and permanent formation of the Corporation's personnel.

The foregoing has the permanent challenge of establishing the risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank's reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the last three years the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank's portfolio in its different segments and products.

Within the framework of risk management, during 2023, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the FOGAPE Covid, FOGAPE Reactivation programs and recently FOGAPE Chile Apoya and FOGAES.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank's risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Subdivision and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Risk and Internal Control Area, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

For its part, model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments, continued:

Finally, internal control has the objective of ensuring the reliability and transparency of the information generated by the Bank. For this, a periodic evaluation process is carried out, based on the risks that could have a material impact and which is carried out through the evaluation of the design and operational effectiveness of the identified controls and thus be able to comply with the operating, information and compliance objectives. Additionally, and complying with the same previous framework, the internal control process for Basel III has been implemented, which consists of an independent review of the capital management function.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained.

−	Collection Area performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

In this sense, the Bank has specific regulations related to the collection and normalization of clients, which makes it possible to ensure the quality of the portfolio in accordance with credit policies and the desired risk appetite framework. Through collection management, the attention of clients with temporary flow problems is favored, debt normalization plans are proposed to viable clients, in such a way that it is possible to maintain the relationship in the long term once their situation is regularized, the recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce potential loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of September 30, 2023 and December 31, 2022, does not exceed 10% of the Bank's effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of September 30, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,706,853	1,255,408	25,053	9	89,687	3,077,010

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	207,782	21,019	46,614	—	54,837	330,252
Swaps (**)	816,723	154,971	929,247	—	208,542	2,109,483
Call Options	3,214	—	1,421	—	390	5,025
Put Options	132	—	614	—	43	789
Futures	—	—	—	—	—	—
Subtotal	1,027,851	175,990	977,896	—	263,812	2,445,549

Debt Financial Instruments
From the Chilean Government and Central Bank	3,401,031	—	—	—	—	3,401,031
Other debt financial instruments issued in Chile	164,087	—	—	—	—	164,087
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,565,118	—	—	—	—	3,565,118

Others Financial Instruments
Investments in mutual funds	452,325	—	—	—	—	452,325
Equity instruments	1,121	10	—	—	—	1,131
Others	811	640	—	—	63	1,514
Subtotal	454,257	650	—	—	63	454,970

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	1,783,647	—	—	—	—	1,783,647
Other debt financial instruments issued in Chile	1,542,530	—	—	—	—	1,542,530
Financial debt instruments issued Abroad	—	198,606	—	—	—	198,606
Subtotal	3,326,177	198,606	—	—	—	3,524,783

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	2,398	15,168	31,280	—	10,673	59,519
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	2,398	15,168	31,280	—	10,673	59,519

Financial assets at amortized cost
Rights from resale agreements and securities lending	51,349	—	—	—	—	51,349

Debt Financial Instruments
From the Chilean Government and Central Bank	911,831	—	—	—	—	911,831
Subtotal	911,831	—	—	—	—	911,831

Loans and advances to Banks
Central Bank of Chile	1,700,874	—	—	—	—	1,700,874
Domestic banks	150,039	—	—	—	—	150,039
Foreign banks	—	—	—	109,194	221,653	330,847
Subtotal	1,850,913	—	—	109,194	221,653	2,181,760

Loans to Customers, Net
Commercial loans	19,590,939	—	—	—	18,397	19,609,336
Residential mortgage loans	12,014,056	—	—	—	—	12,014,056
Consumer loans	5,134,368	—	—	—	—	5,134,368
Subtotal	36,739,363	—	—	—	18,397	36,757,760

(*)	Others includes: France Ch$39,978 million and Spain Ch$10,177 million.

(**)	Others includes: France Ch$46,095 million and Spain Ch$32,430 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	728,647	—	—	2,348,363	—	—	—	—	—	—	—	—	—	—	3,077,010

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	204,498	12,179	12,739	207	7,742	5,950	44	1,440	815	84,638	—	330,252
Swaps	—	—	—	2,032,981	1,098	5,612	—	12,270	18,511	3,217	28,127	4,072	3,595	—	2,109,483
Call Options	—	—	—	2,357	863	565	—	—	1,154	—	42	—	44	—	5,025
Put Options	—	—	—	698	57	34	—	—	—	—	—	—	—	—	789
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,240,534	14,197	18,950	207	20,012	25,615	3,261	29,609	4,887	88,277	—	2,445,549

Debt Financial Instruments
From the Chilean Government and Central Bank	3,210,451	190,580	—	—	—	—	—	—	—	—	—	—	—	—	3,401,031
Other debt financial instruments issued in Chile	—	—	—	164,087	—	—	—	—	—	—	—	—	—	—	164,087
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,210,451	190,580	—	164,087	—	—	—	—	—	—	—	—	—	—	3,565,118

Others Financial Instruments
Investments in mutual funds	—	—	—	452,325	—	—	—	—	—	—	—	—	—	—	452,325
Equity instruments	—	—	—	1,131	—	—	—	—	—	—	—	—	—	—	1,131
Others	—	—	—	1,514	—	—	—	—	—	—	—	—	—	—	1,514
Subtotal	—	—	—	454,970	—	—	—	—	—	—	—	—	—	—	454,970

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	462,883	1,320,764	—	—	—	—	—	—	—	—	—	—	—	—	1,783,647
Other debt financial instruments issued in Chile	—	—	—	1,297,524	17,387	—	—	12,256	7,212	—	4,830	—	—	203,321	1,542,530
Financial debt instruments issued Abroad	—	—	—	198,606	—	—	—	—	—	—	—	—	—	—	198,606
Subtotal	462,883	1,320,764	—	1,496,130	17,387	—	—	12,256	7,212	—	4,830	—	—	203,321	3,524,783

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	59,519	—	—	—	—	—	—	—	—	—	—	59,519
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	59,519	—	—	—	—	—	—	—	—	—	—	59,519

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	38,351	—	—	—	—	—	—	—	—	—	12,998	51,349

Debt financial instruments
From the Chilean Government and Central Bank	—	911,831	—	—	—	—	—	—	—	—	—	—	—	—	911,831
Subtotal	—	911,831	—	—	—	—	—	—	—	—	—	—	—	—	911,831

Loans and advances to Banks
Central Bank of Chile	1,700,874	—	—	—	—	—	—	—	—	—	—	—	—	—	1,700,874
Domestic banks	—	—	—	150,039	—	—	—	—	—	—	—	—	—	—	150,039
Foreign banks	—	—	—	330,847	—	—	—	—	—	—	—	—	—	—	330,847
Subtotal	1,700,874	—	—	480,886	—	—	—	—	—	—	—	—	—	—	2,181,760

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,448,441	1,227,305	24,982	8	64,148	2,764,884

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	315,527	38,355	91,832	—	119,659	565,373
Swaps (**)	1,037,521	32,161	1,095,040	—	224,855	2,389,577
Call Options	2,321	—	—	—	—	2,321
Put Options	2,758	—	—	—	—	2,758
Futures	—	—	—	—	—	—
Subtotal	1,358,127	70,516	1,186,872	—	344,514	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,059,292	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	374,453	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,433,745	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	250,337	—	—	—	—	250,337
Equity instruments	2,357	3,261	—	—	—	5,618
Others	763	522	—	—	85	1,370
Subtotal	253,457	3,783	—	—	85	257,325

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,258,857	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	1,540,908	—	—	—	—	1,540,908
Financial debt instruments issued Abroad	—	167,627	—	—	—	167,627
Subtotal	3,799,765	167,627	—	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	118	18,368	8,142	—	449	27,077
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	118	18,368	8,142	—	449	27,077

Financial assets at amortized cost
Rights from resale agreements and securities lending	54,061	—	—	—	—	54,061

Debt Financial Instruments
From the Chilean Government and Central Bank	902,355	—	—	—	—	902,355
Subtotal	902,355	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	18,679	182,320	172,693	373,692
Subtotal	1,801,100	—	18,679	182,320	172,693	2,174,792

Loans to Customers, Net
Commercial loans	20,256,166	—	—	—	29,544	20,285,710
Residential mortgage loans	11,416,154	—	—	—	—	11,416,154
Consumer loans	4,992,940	—	—	—	—	4,992,940
Subtotal	36,665,260	—	—	—	29,544	36,694,804

(*)	Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)	Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—	—	—	—	—	—	—	—	—	—	2,764,884

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	371,960	28,966	12,435	124	2,153	8,456	18	144	1,602	139,515	—	565,373
Swaps	—	—	—	2,311,655	9,770	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
Call Options	—	—	—	123	601	61	—	—	90	6	1	1,437	2	—	2,321
Put Options	—	—	—	752	1,412	481	—	—	5	—	21	—	87	—	2,758
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,684,490	40,749	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,029

Debt Financial Instruments
From the Chilean Government and Central Bank	3,014,768	44,524	—	—	—	—	—	—	—	—	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	—	—	—	374,453	—	—	—	—	—	—	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,014,768	44,524	—	374,453	—	—	—	—	—	—	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	—	—	—	250,337	—	—	—	—	—	—	—	—	—	—	250,337
Equity instruments	—	—	—	5,618	—	—	—	—	—	—	—	—	—	—	5,618
Others	—	—	—	1,370	—	—	—	—	—	—	—	—	—	—	1,370
Subtotal	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,258,857	—	—	—	—	—	—	—	—	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
Financial debt instruments issued Abroad	—	—	—	167,627	—	—	—	—	—	—	—	—	—	—	167,627
Subtotal	—	2,258,857	—	1,680,867	13,591	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077

Financial assets at amortized cost (*)
Rights from resale agreements	—	—	—	43,116	469	—	—	—	—	—	—	—	7,950	2,526	54,061

Debt financial instruments
From the Chilean Government and Central Bank	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355
Subtotal	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	—	—	—	—	—	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	373,692	—	—	—	—	—	—	—	—	—	—	373,692
Subtotal	1,801,100	—	—	373,692	—	—	—	—	—	—	—	—	—	—	2,174,792

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 245,238 collateral assets as of September 30, 2023 (244,033 in December 2022), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
September 2023	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	14,790,077	4,307,710	209,938	547,264	11,938	5,076,850
Small Business Lending	4,819,259	3,396,605	18,013	10,419	—	3,425,037
Consumer Lending	5,134,368	381,181	714	2,701	—	384,596
Mortgage Lending	12,014,056	10,407,477	178	481	—	10,408,136
Total	36,757,760	18,492,973	228,843	560,865	11,938	19,294,619

		Guarantee
December 2022	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,469,444	3,993,984	193,235	590,126	4,386	4,781,731
Small Business Lending	4,816,266	3,352,055	20,294	11,700	—	3,384,049
Consumer Lending	4,992,940	364,469	912	3,364	—	368,745
Mortgage Lending	11,416,154	9,928,827	133	607	—	9,929,567
Total	36,694,804	17,639,335	214,574	605,797	4,386	18,464,092

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of September 30, 2023 and December 31, 2022 amounted Ch$148,424 million and Ch$110,686 million, respectively.

The value guarantees related to past due loans but no impaired as of September 30, 2023 and December 31, 2022 amounted Ch$499,249 million and Ch$325,079 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

September 2023	839,284	193,565	61,486	—
December 2022	622,379	157,852	46,762	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$17,802 million and Ch$10,149 million as of September 30, 2023 and December 31, 2022, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	September	December
	2023	2022
Financial Assets	MCh$	MCh$

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	435,921	381,171
Residential mortgage loans	260,355	251,380
Consumer loans	279,588	258,434
Subtotal	975,864	890,985
Total renegotiated financial assets	975,864	890,985

(h)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	September 2023	December 2022
	MCh$	MCh$

Total related debt	500,454	960,640
Consolidated Total or Regulatory Capital	6,563,523	6,373,416
Limit used %	7.62%	15.07%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of September within 2023 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days

Maximum	1,401	3,592	Maximum	1,401
Minimum	(1,359)	917	Minimum	(1,359)
Average	45	1,999	Average	45

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2023 is illustrated below:

Cross Currency Funding MUS$

Maximum	2,359
Minimum	477
Average	1,366

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2023 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	228%	101%	66%
Minimum	176%	91%	63%
Average	199%	95%	64%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the period 2023 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	(0.10)	(0.02)	0.20
Minimum	(0.36)	(0.32)	0.05
Average	(0.19)	(0.22)	0.14
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,157,696	11,003,192	12,233,675	15,445,627
Cash flow payable (liabilities) and expenses	18,209,397	20,537,769	24,316,200	29,482,684
Liquidity Gap	10,051,701	9,534,577	12,082,525	14,037,057

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,963,740	2,331,206	2,422,643	2,924,848
Cash flow payable (liabilities) and expenses	2,691,251	3,012,206	3,446,255	4,440,497
Liquidity Gap	727,511	681,000	1,023,612	1,515,649

Limits:
One time capital			4,992,458
AVAILABLE MARGIN			3,968,846

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,968,846,198,339.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,803,250	10,463,315	11,242,969	13,330,934
Cash flow payable (liabilities) and expenses	8,681,800	9,517,176	10,905,419	13,433,599
Liquidity Gap	878,550	(946,139)	(337,550)	102,665

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,857,902	2,173,723	2,065,991	2,221,743
Cash flow payable (liabilities) and expenses	1,785,657	2,010,423	2,308,339	3,149,848
Liquidity Gap	(72,245)	(163,300)	242,348	928,105

Limits:
One time capital			4,992,458
AVAILABLE MARGIN			4,750,110

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,750,109,944,249.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,851,828	11,706,633	12,947,097	16,175,610
Cash flow payable (liabilities) and expenses	18,750,418	21,088,444	24,868,344	30,034,933
Liquidity Gap	9,898,590	9,381,811	11,921,247	13,859,323

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,963,796	2,331,262	2,422,855	2,925,461
Cash flow payable (liabilities) and expenses	2,691,251	3,012,206	3,446,255	4,440,553
Liquidity Gap	727,455	680,944	1,023,400	1,515,092

Limits:
One time capital			4,992,458
AVAILABLE MARGIN			3,969,058

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,969,058,100,905.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,497,382	11,166,756	11,956,391	14,060,917
Cash flow payable (liabilities) and expenses	9,222,821	10,067,851	11,457,563	13,985,848
Liquidity Gap	725,439	(1,098,905)	(498,828)	(75,069)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,857,958	2,173,778	2,066,203	2,222,356
Cash flow payable (liabilities) and expenses	1,785,657	2,010,423	2,308,339	3,149,904
Liquidity Gap	(72,301)	(163,355)	242,136	927,548

Limits:
One time capital			4,992,458
AVAILABLE MARGIN			4,750,322

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,750,321,846,811.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of September 30, 2023, values in BCh$

Source: Financial Statements Banco de Chile as of September 30, 2023

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.7 times (70%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2023 are shown below:

	LCR	NSFR

Maximum	3.43	1.37
Minimum	2.60	1.31
Average	3.12	1.34
Regulatory Limit	1.0	0.7	(*)

(*)	Effective value from June 1, 2022, which will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to September 30, 2023 and December 2022, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2023
Transactions in the course of payment	484,839	—	—	—	—	—	484,839
Full delivery derivative transactions	792,826	721,738	1,098,104	1,356,424	788,716	1,618,924	6,376,732
Financial liabilities at amortized cost:
Current accounts and other demand deposits	12,786,573	—	—	—	—	—	12,786,573
Saving accounts and time deposits	9,836,989	4,384,413	963,244	77,940	544	582	15,263,712
Obligations by repurchase agreements and securities lending	100,244	303	—	—	—	—	100,547
Borrowings from financial institutions	69,291	299,612	4,849,768	111,228	—	—	5,329,899
Debt financial instruments issued (all currencies)	212,420	431,666	774,948	2,650,140	2,271,732	4,428,973	10,769,879
Other financial obligations	253,480	18	47	—	—	—	253,545
Financial instruments of regulatory capital issued (subordinated bonds)	3,333	18,110	27,360	97,606	84,273	1,146,953	1,377,635
Total (excluding non-delivery derivative transactions)	24,539,995	5,855,860	7,713,471	4,293,338	3,145,265	7,195,432	52,743,361

Non-delivery derivative transactions	422,198	926,098	913,026	1,334,433	800,927	2,075,950	6,472,632

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034

Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2023 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	3,909
Minimum	796
Average	2,280

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2023 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period MCh$

Maximum	286,176
Minimum	235,747
Average	261,955

The regulatory risk measurement for the Trading Book (APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

In addition to the above, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of September 30, 2023
Cash and due from banks	3,055,518	—	—	—	—	—	3,055,518
Transactions in the course of collection	528,763	—	—	—	—	—	528,763
Financial assets at fair value through other comprehensive income:
Debt financial instruments	300,037	465,068	1,940,938	383,073	245,855	201,511	3,536,482
Derivative financial instruments for hedging purposes	4,655	193,549	31,714	397,161	397,040	1,104,316	2,128,435
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	1,203	—	19,092	496,716	26,244	445,239	988,494
Loans and advances to Banks	1,957,790	14,062	218,234	—	—	—	2,190,086
Loans to customers, net	5,015,036	3,639,248	7,544,861	9,064,339	4,839,158	13,607,851	43,710,493
Total Assets	10,863,002	4,311,927	9,754,839	10,341,289	5,508,297	15,358,917	56,138,271

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2022
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income:
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost:
Rights from resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	10,416,332	3,589,819	10,917,965	10,183,649	5,756,200	14,779,721	55,643,686

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2023
Transactions in the course of payment	454,344	—	—	—	—	—	454,344
Derivative Financial Instruments for hedging purposes	3,261	185,155	23,774	370,790	358,617	1,375,473	2,317,070
Financial liabilities at amortized cost:
Current accounts and other demand deposits	12,815,424	—	—	—	—	—	12,815,424
Saving accounts and time deposits	9,836,989	4,384,413	963,244	77,940	544	582	15,263,712
Obligations by repurchase agreements and securities lending	5,023	—	—	—	—	—	5,023
Borrowings from financial institutions	69,291	299,612	4,849,768	111,228	—	—	5,329,899
Debt financial instruments issued (*)	212,420	431,666	774,948	2,650,140	2,271,732	4,428,973	10,769,879
Financial instruments of regulatory capital issued (subordinated bonds)	3,333	18,110	27,360	97,606	84,273	1,146,953	1,377,635
Other liabilities	253,480	18	47	—	—	—	253,545
Total liabilities	23,653,565	5,318,974	6,639,141	3,307,704	2,715,166	6,951,981	48,586,531

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost:
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (*)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	24,406,313	3,268,550	3,828,888	7,193,068	2,978,617	6,759,591	48,435,027

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	(12)	83	130	249	(10)	(79)
Greater than 1 year	3	130	52	175	(6)	(47)

bps = basis points.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of September 30, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

Trading Book

(MCh$)

CLP Interest Rate		(8,448)
Derivatives	136
Debt instruments	(8,583)
CLF Interest Rate		(16,079)
Derivatives	(326)
Debt instruments	(15,752)
Interest rate USD offshore		(140)
Domestic/offshore interest rate spread USD		(1,042)
Total Interest rates		(25,708)
Banking spread		(212)
Total FX and FX Options		226
Total		(25,695)

The modeled scenario would generate losses in the Trading Book for approximately Ch$25,695 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of September 30, 2023, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

 Most Adverse Stress Scenario 12-Month Revenue
Accrual Book
(MCh$)

Impact by Base Interest Rate shocks	(270,845)
Impact due to Spreads Shocks	1,148
Higher / (Lower) Net revenues	(269,697)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

FVOCI Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	107	496	28	1
Greater than 1 year	108	243	31	(5)

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of September 30, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

FVOCI portfolio

(MCh$)

CLP Debt Instrument	(20,256)
CLF Debt Instrument	(62,922)
Interest rate USD offshore	(3,470)
Domestic/offshore interest rate spread USD	—
Banking spread	(2,325)
Corporative spread	(26,153)
Total	(115,127)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for approximately Ch$115,127 million.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF greater than 1 year and from the simulated corporate spread. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Implementation of new reference rates in foreign currency:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

●	5th phase

-	Renegotiation of contracts with floating Libor rate with expiration after June 2023, in process.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

b)	FCA publication of April 03, 2023:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a ’synthetic’ non-representative methodology.

Likewise, the FCA intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

c)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,505,068	2,987,106	(820,778)	(1,014,141)	(1,259,297)	(1,508,710)	(169,607)	(180,863)	255,386	283,392

Derivative financial liabilities	2,739,988	3,324,498	(820,778)	(1,014,141)	(1,259,297)	(1,508,710)	(255,324)	(302,571)	404,589	499,076

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: Identification and assessment is an important feature within operational risk management. At Banco de Chile, the identification and evaluation process considers internal and external factors, which allows the Bank to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels.

The control and mitigation process is an important characteristic within operational risk management, since its objective is to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: Monitoring and reporting is an important characteristic of operational risk management, since its objective is to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: Continuous training and awareness of Bank employees with the aim of strengthening operational risk management.

The Operational Risk Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business. This may be done in coordination with the different organizational units as necessary.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management: considers the permanent analysis of information (both internal and external) to identify risk points and behavior, defining and driving mitigation actions, aiming to improve security for our customers and reduce economic losses associated with this concept.

−	Process Assessment: considers the identification and assessment of risks and controls associated with all bank processes, constantly monitoring and determining acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels.

−	Testing of Controls: consists of evaluating the operational effectiveness of the documented controls by risk operational through effectiveness tests, allowing to verify if the controls are correctly designed and implemented to prevent or detect a material error.

−	Event Management: Significant operational risk events, whether resulting in losses or not, are analyzed, controlled, and reported to the defined governance entities, in order to prevent them from recurring, with emphasis on proper process execution and promoting mitigating measures to ensure an adequate control environment.

−	Loss Base Management: Its purpose is to establish processes and procedures that allow the identification, collection and treatment of operational loss records, and their proper recording in the loss base, ensuring compliance with the regulatory requirements established in the methodology for the computation of operational risk weighted assets.

−	Profile and Risk Appetite Framework: Its objective is to determine the inherent risk profile of the institution, through methodologies that allow quantifying said profile. Additionally, Operational Risk management is aligned with the statements established in the Bank's Operational Risk Appetite Framework (“RAF”).

−	Operational Risk Capital Management: considers designing and ensuring the implementation of the measurement, reporting and control of stress testing models for operational risk, in accordance with the regulatory framework established for this area. Additionally, ensure the correct measurement and reporting of operational risk weighted assets.

−	Supplier Management: Its purpose is to identify, manage and monitor the risks that may arise from outsourcing services to external providers. For this, the Bank has a supplier management model that considers an analysis of criticality and risk associated with the services contracted and a scheme of evaluation and monitoring with special focus on those considered relevant.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Self-Assessment Matrix: Its purpose is to comply with the established in Chapter 1-13 of the Actualized Standards Compilation for the Financial Market, where the management of both the Bank and its Subsidiaries must analyze and comment on the development of its risk management. This pronouncement considers each of the matters established in the standard, taking into account additional aspects related to management. In this context, the Operational Risk Management Department has the role of coordinator and general orchestrator of the exercise, consolidating results and reporting them to the corresponding government instances.

−	Operational Risk Assessment for Projects: The Bank is constantly working on project development, intensified in a digital transformation context, which includes the creation of new products and services, major technological implementations and operational changes in its processes. The implementation of these projects can lead to the emergence of new risks that must be properly mitigated prior to implementation, through the design of robust controls. For this, there is a methodological framework and specific tools that allow for an assessment of the different risks and controls, establish a general level of risk exposure, and determine mitigation actions in cases where necessary.

−	Subsidiary Control: It consists of verifying the Operational Risk policy of the subsidiaries in relation to the Bank. On the other hand, knowledge is taken of the management carried out by the subsidiaries and reported to their respective government instances. Finally, the corrective measures adopted in the event of deviations or contingency scenarios that could affect subsidiaries and/or the Bank are known.

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. Each of the areas is based on a process of identification, evaluation and mitigation of risks, whether or not they have been realized, which can lead to the definition of action plans or indicators that allow for adequate monitoring of each risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of September 30, 2023 and 2022:

	September 2023			September 2022
Category	Lost Gross	Recoveries	Lost Net	Lost Gross	Recoveries	Lost Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	77	(14)	63	58	(5)	53
External fraud	16,397	(6,139)	10,258	10,352	(4,182)	6,170
Work practices and safety in the business position	1,367	—	1,367	845	(3)	842
Customers, products and business practices	944	—	944	664	—	664
Damage to physical assets	809	(13)	796	253	(3)	250
Business interruption and system failures	366	—	366	115	—	115
Execution, delivery and process management	2,435	(601)	1,834	2,348	(315)	2,033
Total	22,395	(6,767)	15,628	14,635	(4,508)	10,127

Cybersecurity

The Engineering Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank's operations. The Strategic Management Sub-department is responsible for defining and managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank's projects. Furthermore, the Sub-Management of Cybersecurity Assurance has the responsibility of reviewing compliance with the Strategic Plan, policies, procedures and regulatory framework in terms of cybersecurity. It also develops and implements the Cybersecurity Awareness Program of the corporation. Finally, the Advanced Cyber Intelligence and Analytics Unit aims to obtain, analyze, and process timely information regarding threats, to provide cyber intelligence and facilitate decision-making within the corporation, in order to keep it safe, protected and resilient.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(6)	Business Continuity:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank's assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank's critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, which will allow to face crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(6)	Operational risk, continued:

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank's critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of automation processes and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response times in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees about the continuity of business model.

−	Cybersecurity Control: During the first half of 2023, the role of information security officer (ISO) is incorporated into the Retail Credit Risk and Global Risk Control Division, which has an independent function in charge of designing and implementing a monitoring environment of adequate definition and implementation of the information security and cybersecurity strategy and controls, as well as the independence of the control functions of the Cybersecurity Division. Additionally, with the purpose of reinforcing the independence of Technological Risk, there is a double dependence on both the Cybersecurity Division Manager (CSO) and the ISO in their evaluation and management of the risks of processes, information assets and projects.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank's capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2023, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2023, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by Pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

On March 31, 2023, the CMF ratified the systemically important banking feature of Banco de Chile, confirming a system cushion of 1.25% for the entity, with the graduality defined by the regulation. Likewise, based on the conclusions of the self-assessment of capital process for the year ended December 31, 2021, the CMF did not establish additional capital charges for Pillar 2 for the Bank.

On May 23, 2023, the Central Bank reported that its board agreed to activate the countercyclical capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, payable within one year.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III	Local and Overall consolidated	Local and Overall consolidated
		Sep-2023	Dec-2022
Item No.	Item description	MCh$	MCh$

1	Total assets according to the statement of financial position	55,153,335	55,255,362
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	165,386	165,833
4	Derivative credit equivalents	994,374	1,276,512
4.1	Financial derivative contracts	2,505,068	2,987,106
5	Contingent loans	2,649,156	2,756,396
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	56,126,411	56,135,331
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	31,622,065	30,657,020
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,519,328	1,365,367
10	Operational risk weighted assets (ORWA)	3,917,066	3,630,835
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	37,058,459	35,653,222
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	37,058,459	35,653,222
12	Owner's equity	5,026,132	4,858,325
13	Non-controlling interest	1	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	5,026,133	4,858,327
17	Additional deductions to core tier 1 capital, other than item 2	33,674	18,940
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,992,459	4,839,387
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	185,292	178,266
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	185,292	178,266
25	= (18+24) Tier 1 Capital	5,177,751	5,017,653
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	395,276	383,213
27	Subordinated bonds imputed as Tier 2 capital (T2)	990,496	972,550
28	= (26+27) Equivalent tier 2 capital (T2)	1,385,772	1,355,763
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,385,772	1,355,763
31	= (25+30) Effective equity	6,563,523	6,373,416
32	Additional basic capital required for the constitution of the conservation buffer	463,238	445,669
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	115,809	111,417
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Local and Overall consolidated	Local and Overall consolidated
	September - 2023	December - 2022
Capital Adequacy Ratios and Regulatory Compliance according to Basel III	%	%
Leverage Ratio	8.90%	8.62%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	13.47%	13.57%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	4.81%	4.81%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	13.97%	14.07%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.00%	6.00%
Total or Regulatory Capital Ratio	17.71%	17.88%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.00%	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8.00%	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	9.25%	9.25%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	19.71%	20.02%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	3.71%	3.68%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0.50%	0.50%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

On October 6, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, on that same date, Ms. Catherine Tornel León presented her resignation from the position of Director of Banchile Administradora General de Fondos S.A.

On October 23, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in a meeting held on the same date, the Company's Board of Directors appointed Mr. Francisco Javier Brancoli Bravo as Director.

The Interim Consolidated Financial Statements of Banco de Chile for the period ended September 30, 2023 were approved by the Directors on October 26, 2023.

In Management's opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2023 and the date of issuance of these Interim Consolidated Financial Statements.

/s/ Héctor Hernández G.	/s/ Eduardo Ebensperger O.
Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer